Filed Pursuant to Rule 424(b)(5)
Registration No. 333-214023

PROSPECTUS SUPPLEMENT

(To prospectus dated October 20, 2016)

2,000,000 Shares

Spark Energy, Inc.

8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable

Perpetual Preferred Stock

(Liquidation Preference $25.00 per share)

We are offering 2,000,000 shares of our 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share (the “Series A Preferred Stock”).

Dividends on the Series A Preferred Stock accrue daily and will be cumulative from, and including, the date of original issue and shall be payable quarterly on the 15th day of each April, July, October and January; provided that if any Dividend Payment Date (as defined herein) is not a Business Day (as defined herein), then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day.

At any time on or after April 15, 2022, we may redeem the Series A Preferred Stock, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per share of Series A Preferred Stock plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. We may also redeem the Series A Preferred Stock in the event of a Change of Control (as defined herein). See “Description of Series A Preferred Stock — Change of Control.”

Holders of the Series A Preferred Stock generally have no voting rights except for limited voting rights if we fail to pay dividends on the Series A Preferred Stock for six or more quarterly periods (whether or not consecutive) or we fail to maintain the listing of the Series A Preferred Stock on a National Exchange (as defined herein) for a period of 180 consecutive days. See “Description of Series A Preferred Stock — Voting Rights.”

Our Series A Preferred Stock trades on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “SPKEP.” On January 22, 2018, the last reported sales price of our Series A Preferred Stock on the NASDAQ was $26.70 per share of Series A Preferred Stock.

Investing in the Series A Preferred Stock involves risks. You should carefully consider each of the risks described under the caption “Risk Factors” beginning on page S-13 of this prospectus supplement and page 7 of the accompanying base prospectus, appearing under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and appearing under the caption “Item 1A. Risk Factors” in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017.

We have granted the underwriters a 30-day option to purchase up to an additional 250,000 shares of Series A Preferred Stock from us on the same terms and conditions as set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$25.25	$50,500,000
Underwriting discounts and commissions(2)	$0.7954	$1,590,750
Proceeds, before expenses, to us	$24.4546	$48,909,250

(1)	Includes accrued dividends to January 26, 2018. If settlement is delayed (including if the underwriters’ option to purchase additional shares is exercised and settled after such date), the public offering price for such shares will be increased for accrued dividends from January 26, 2018 until the actual settlement date. See “Underwriting” beginning on page S-39.
(2)	Excludes an advisory fee equal to $250,000 payable to B. Riley FBR, Inc. See “Underwriting” beginning on page S-39.

We expect to deliver the Series A Preferred Stock in book-entry form through the Depositary Trust Company on or about January 26, 2018.

Joint-Bookrunning Managers

B. Riley FBR	Janney Montgomery Scott	BB&T Capital Markets	Ladenburg Thalmann

Co-Managers

Boenning & Scattergood	Incapital	National Securities Corporation	U.S. Capital Advisors

Prospectus Supplement dated January 23, 2018.

PROSPECTUS SUPPLEMENT

BASE PROSPECTUS

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ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and the Series A Preferred Stock and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus. The second part is the accompanying base prospectus, which gives more general information about securities we may offer from time to time, some of which may not apply to this offering of Series A Preferred Stock. Generally, when we refer only to the “prospectus” we are referring to both this prospectus supplement and the accompanying base prospectus combined. If the information relating to this offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Available Information” and “Information Incorporated by Reference” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of Series A Preferred Stock. Neither we nor any underwriter has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates shown in such documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

None of Spark Energy, Inc., the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment in our Series A Preferred Stock by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in our Series A Preferred Stock.

Except where we or the context otherwise indicate, the information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock described on the cover page of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein contain forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) can be identified by the use of forward-looking terminology including “may,” “should,” “likely,” “will,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “projects,” or other similar words. All statements, other than statements of historical fact, included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein regarding strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives

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and beliefs of management are forward-looking statements. Forward-looking statements appear in a number of places in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, and may include statements about business strategy and prospects for growth, customer acquisition costs, ability to pay cash dividends, cash flow generation and liquidity, availability of terms of capital, competition and government regulation and general economic conditions. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurance that such expectations will prove correct.

The forward-looking statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are subject to risks and uncertainties. Important factors which could cause actual results to materially differ from those projected in the forward-looking statements include, but are not limited to:

•	changes in commodity prices and the sufficiency of risk management and hedging policies;

•	extreme and unpredictable weather conditions, and the impact of hurricanes and other natural disasters;

•	federal, state and local regulation, including the industry’s ability to address or adapt to potentially restrictive new regulations that may be enacted by the New York Public Service Commission;

•	our ability to borrow funds and access credit markets and restrictions in our debt agreements and collateral requirements;

•	credit risk with respect to suppliers and customers;

•	changes in costs to acquire customers and actual customer attrition rates;

•	accuracy of billing systems;

•	whether our majority stockholder or its affiliates offer us acquisition opportunities on terms that are commercially acceptable to us;

•	ability to successfully and efficiently integrate acquisitions into our operations;

•	competition; and

•	other risks discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017 and in our other public filings and press releases.

You should review the risk factors and other factors noted throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein that could cause our actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements speak only as of the date of this prospectus supplement. Unless required by law, we disclaim any obligation to publicly update or revise these statements whether as a result of new information, future events or otherwise. It is not possible for us to predict all risks, nor can we assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. Because this is a summary, it may not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus and the documents incorporated herein by reference and other documents to which we refer. You should read “Risk Factors” beginning on page S-13 of this prospectus supplement and on page 7 of the accompanying base prospectus, as well as the information appearing under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017 as updated by our subsequently filed Exchange Act reports for more information about important risks that you should consider carefully before buying our Series A Preferred Stock.

Unless the context otherwise requires, references in this prospectus to “Spark Energy,” “we,” “our,” “us,” or the “Company” refer to Spark Energy, Inc. and its subsidiaries. References to “Spark HoldCo” refer to Spark HoldCo, LLC, our wholly owned subsidiary which owns all of the outstanding membership interests in our operating subsidiaries.

Overview

We are a growing independent retail energy services company founded in 1999 that provides residential and commercial customers in competitive markets across the United States with an alternative choice for their natural gas and electricity. We purchase our natural gas and electricity supply from a variety of wholesale providers and bill our customers monthly for the delivery of natural gas and electricity based on their consumption at either a fixed or variable-price. Natural gas and electricity are then distributed to our customers by local regulated utility companies through their existing infrastructure. As of December 31, 2017, we operated in 94 utility service territories across 19 states and the District of Columbia.

Our business consists of two operating segments:

•	Retail Natural Gas Segment. We purchase natural gas supply through physical and financial transactions with market counterparts and supply natural gas to residential and commercial consumers pursuant to fixed-price and variable-price contracts. For the nine months ended September 30, 2017 and 2016, approximately 17% and 22%, respectively, of our retail revenues were derived from the sale of natural gas. We also identify wholesale natural gas arbitrage opportunities in conjunction with our retail procurement and hedging activities, which we refer to as asset optimization.

•	Retail Electricity Segment. We purchase electricity supply through physical and financial transactions with market counterparts and ISOs and supply electricity to residential and commercial consumers pursuant to fixed-price and variable-price contracts. For the nine months ended September 30, 2017 and 2016, approximately 83% and 78%, respectively, of our retail revenues were derived from the sale of electricity.

Residential Customer Equivalents

The following table shows our residential customer equivalents (“RCEs”) as of September 30, 2017:

RCEs:

September 30, 2017
(In thousands)
Retail Electricity	779
Retail Natural Gas	178

Total Retail	957

The following table details our count of RCEs by geographical location as of September 30, 2017:

RCEs by

Geographic Location:

	Electricity	% of Total	Natural Gas	% of Total	Total	% of Total
	(In thousands)
East	592	76%	105	59%	697	73%
Midwest	74	9%	46	26%	120	12%
Southwest	113	15%	27	15%	140	15%

Total	779	100%	178	100%	957	100%

The geographical regions noted above include the following states:

•	East — Connecticut, Delaware, Florida, Maine, Maryland (including the District of Columbia), Massachusetts, New Hampshire, New Jersey, New York and Pennsylvania;

•	Midwest — Illinois, Indiana, Michigan and Ohio; and

•	Southwest — Arizona, California, Colorado, Nevada and Texas.

Customer Contracts and Product Offerings

Fixed and variable price contracts

We offer a variety of fixed-price and variable-price service options to our natural gas and electricity customers. Under our fixed-price service options, our customers purchase natural gas and electricity at a fixed price over the life of the customer contract, which provides our customers with protection against increases in natural gas and electricity prices. Our fixed-price contracts typically have a term of one to two years for residential customers and up to three years for commercial customers and most provide for an early termination fee in the event that the customer terminates service prior to the expiration of the contract term. Our variable-price service options carry a month-to-month term and are priced based on our forecasts of underlying commodity prices and other market factors, including the competitive landscape in the market and the regulatory environment. For instance, in a typical market, we offer fixed-price electricity plans for 6, 12 and 24 months and fixed price natural gas plans from 12 to 24 months, which may come with or without a monthly service fee and/or a termination fee. We also offer variable price natural gas and electricity plans that offer an introductory fixed price that is generally applied for a certain number of billing cycles, typically two billing cycles in our current markets, then switches to a variable price based on market conditions. Our variable plans may or may not provide for a termination fee, depending on the market and customer type.

As of September 30, 2017, approximately 51% of our natural gas RCEs were fixed-price, and the remaining 49% of our natural gas RCEs were variable-price. As of September 30, 2017, approximately 79% of our electricity RCEs were fixed-price, and the remaining 21% of our electricity RCEs were variable-price.

Green products and renewable energy credits

We offer renewable and carbon neutral (“green”) products in certain markets. Green energy products are a growing market opportunity and typically provide increased unit margins as a result of improved customer satisfaction and less competition. Renewable electricity products allow customers to choose electricity sourced from wind, solar, hydroelectric and biofuel sources, through the purchase of renewable energy credits (“RECs”). Carbon neutral gas products give customers the option to reduce or eliminate the carbon footprint associated with their energy usage through the purchase of carbon offset credits. These products typically provide for fixed or variable prices and generally follow the terms of our other products with the added benefit of carbon reduction and reduced environmental impact. We currently offer renewable electricity in all of our electricity markets and carbon neutral natural gas in several of our gas markets.

In addition to the RECs we purchase to satisfy our voluntary requirements under the terms of our green contracts with our customers, we must also purchase a specified amount of RECs based on the amount of electricity we sell in a state in a year pursuant to individual state renewable portfolio standards. We forecast the price for the required RECs at the end of each month and incorporate this cost component into our customer pricing models.

Product Development Process

We identify market opportunities by developing price curves in each of the markets we serve and comparing the market prices and the price the local regulated utility is offering. We then determine if there is an opportunity in a particular market based on our ability to create an attractive customer value proposition that is also able to enhance our profitability. The attractiveness of a product from a consumer’s standpoint is based on a variety of factors, including overall pricing, price stability, contract term, sources of generation and environmental impact and whether or not the contract provides for termination and other fees. Product pricing is also based on a several other factors, including the cost to acquire customers in the market, the competitive landscape and supply issues that may affect pricing.

Recent Developments

Verde Energy Acquisition

On May 5, 2017, we entered into a Membership Interest and Stock Purchase Agreement (as amended, the “Verde Purchase Agreement”) with CenStar Energy Corp. (“CenStar”), a New York corporation and wholly owned subsidiary of Spark HoldCo, and Verde Energy USA Holdings, LLC (“Verde Energy”), a Delaware limited liability company, pursuant to which CenStar purchased all of the outstanding membership interests and stock in each of Verde Energy’s operating companies (the “Verde Energy Acquisition”). We agreed to guarantee all of the obligations of CenStar under the Verde Purchase Agreement. On July 1, 2017, we completed the Verde Energy Acquisition. Total consideration paid at the closing of the Verde Energy Acquisition was approximately $85.8 million, of which approximately $21.0 million was used to purchase positive net working capital. We funded the closing consideration through: (i) approximately $6.8 million of cash on hand, (ii) approximately $15.0 million in subordinated debt from our founder and majority shareholder through an existing subordinated debt facility, (iii) approximately $44.0 million in borrowings under the Senior Credit Facility (as defined below), and (iv) the issuance by CenStar to Verde Energy of a promissory note in the aggregate principal amount of $20.0 million (the “Original Note”). In addition to the consideration paid at closing, CenStar was obligated to pay 100% of the Adjusted EBITDA earned by each of Verde Energy’s operating companies for the 18 months following closing that exceeded certain thresholds, subject to such companies’ ability to achieve defined customer count criteria. The Verde Energy Acquisition added approximately 145,000 RCEs in 40 utility service territories across eight states and provided us with a 100% renewable energy brand.

On January 12, 2018, we entered into an Agreement to Terminate Earnout Payments (the “Earnout Termination Agreement”) that further amends the Verde Purchase Agreement to terminate our obligation to make any required earnout payments under the Verde Purchase Agreement in exchange for CenStar’s issuance to Verde Energy of a promissory note in the principal amount of $5.9 million (the “New Note”). The New Note, effective January 12, 2018, matures on June 30, 2019 (subject to early maturity upon certain events) and bears interest at a rate of 9% per annum. CenStar is permitted to withhold amounts otherwise due at maturity related to certain indemnifiable matters under the Verde Purchase Agreement. Interest is payable monthly on the first day of each month in which the New Note is outstanding, beginning on its issuance date. The principal and any outstanding interest is due on June 30, 2019. All principal and interest payable under the New Note is accelerated upon the occurrence of certain events of default, including the failure to pay any principal or interest when due under the New Note.

In addition, the Earnout Termination Agreement provides for CenStar’s issuance to Verde Energy of an amended and restated promissory note (the “Amended and Restated Note”), which amends and restates the Original Note. The Amended and Restated Note, effective January 12, 2018, retains the same maturity date as the Original Note. The Amended and Restated Note bears interest at a rate of 9% per annum beginning January 1, 2018 (an increase from 5% per annum under the Original Note). Principal and interest remain payable monthly on the first day of each month in which the Amended and Restated Note is outstanding. CenStar will continue to deposit a portion of each payment under the Amended and Restated Note into an escrow account, which serves as security for certain indemnification claims and obligations under the Verde Purchase Agreement. The amount deposited into the escrow account has been increased from the Original Note. All principal and interest payable under the Amended and Restated Note remains subject to acceleration upon the occurrence of certain events of default, including the failure to pay any principal or interest when due under the Amended and Restated Note.

Declaration of Dividends

On January 18, 2018, we declared a quarterly dividend of $0.18125 to holders of record of our Class A common stock on March 2, 2018 and payable on March 16, 2018.

On January 18, 2018, we declared a dividend of $0.546875 to holders of record of our Series A Preferred Stock on April 2, 2018 and payable on April 16, 2018.

Exercise of Accordion Feature

On November 2, 2017, we entered into Amendment No. 1 to our senior secured borrowing base credit facility (as amended, the “Senior Credit Facility”) to allow the co-borrowers thereunder to elect to increase total commitments under the Senior Credit Facility from $150.0 million to $200.0 million subject to obtaining additional commitments from existing or new lenders. On January 11, 2018, the co-borrowers partially exercised the accordion feature under the Senior Credit Facility, which, when combined with a prior exercise, increased the total commitments under the Senior Credit Facility from $150.0 million to $195.0 million.

On January 19, 2018, we gave notice of exercise for the $5.0 million remaining under the accordion feature under the Senior Credit Facility, which will increase total commitments under the Senior Credit Facility to the maximum $200.0 million. We expect to close on this additional commitment on or about January 24, 2018.

Updated 2017 Guidance

While still finalizing results for the year ended December 31, 2017, we have provided revised Adjusted EBITDA guidance of between $100.0 and $105.0 million for fiscal year 2017, which is consistent with our guidance update provided on our third quarter earnings call. We also expect RCEs in excess of 1,000,000 as of December 31, 2017.

These estimates and related matters in the reconciliation table below may change materially as we finalize our results for 2017, including income tax expense actually recognized after taking into account effects related to the recent tax reform.

Reconciliation of GAAP to Non-GAAP Measures

Adjusted EBITDA. We define “Adjusted EBITDA” as EBITDA less (i) customer acquisition costs incurred in the current period, (ii) net gain (loss) on derivative instruments, and (iii) net current period cash settlements on derivative instruments, plus (iv) non-cash compensation expense, and (v) other non-cash and non-recurring operating items. EBITDA is defined as net income (loss) before provision for income taxes, interest expense and depreciation and amortization. We deduct all current period customer acquisition costs (representing spending for organic customer acquisitions) in the Adjusted EBITDA calculation because such costs reflect a cash outlay in the period in which they are incurred, even though we capitalize such costs and amortize them over two years in accordance with our accounting policies. The deduction of current period customer acquisition costs is consistent with how we manage our business, but the comparability of Adjusted EBITDA between periods may be affected by varying levels of customer acquisition costs. For example, our Adjusted EBITDA is lower in years of customer growth reflecting larger customer acquisition spending. We do not deduct the cost of customer acquisitions through acquisitions of business or portfolios of customers in calculated Adjusted EBITDA. We deduct our net gains (losses) on derivative instruments, excluding current period cash settlements, from the Adjusted EBITDA calculation in order to remove the non-cash impact of net gains and losses on derivative instruments. We also deduct non-cash compensation expense as a result of restricted stock units that are issued under our long-term incentive plan.

We believe that the presentation of Adjusted EBITDA provides information useful to investors in assessing our liquidity and financial condition and results of operations and that Adjusted EBITDA is also useful to investors as a financial indicator of our ability to incur and service debt, pay dividends and fund capital expenditures. Adjusted EBITDA is a supplemental financial measure that management and external users of our condensed consolidated financial statements, such as industry analysts, investors, commercial banks and rating agencies, use to assess the following:

•	our operating performance as compared to other publicly traded companies in the retail energy industry, without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate earnings sufficient to support our proposed cash dividends; and

•	our ability to fund capital expenditures (including customer acquisition costs) and incur and service debt.

The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss). Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to net income (loss). Adjusted EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income (loss), and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measure, understanding the differences between the measures, and incorporating these data points into management’s decision-making process.

The following table presents a reconciliation of our preliminary revised Adjusted EBITDA guidance to estimated net income (loss) for the period indicated.

ADJUSTED EBITDA RECONCILIATION

(in thousands)

(unaudited)

Year Ended December 31, 2017
Reconciliation of Adjusted EBITDA to Net Income:
Net income	$67,000 – 82,000
Depreciation and amortization	42,000 – 43,000
Interest expense	11,000 – 13,000
Income tax expense	27,000 – 40,000

EBITDA	158,000 – 168,000
Less:
Net, Gains (losses) on derivative instruments	5,000 – 6,000
Net, Cash settlements on derivative instruments	16,000 – 16,000
Customer acquisition costs	26,000 – 27,000
One-time change in TRA liability due to tax reform	15,000 – 25,000
Plus:
Non-cash compensation expense	5,000 – 6,000

Adjusted EBITDA	$100,000 – 105,000

Corporate Information

Our principal executive offices are located at 12140 Wickchester Ln., Suite 100, Houston, Texas, 77079 and our telephone number at that address is (713) 600-2600. Our website address is www.sparkenergy.com. Information contained on our website does not constitute part of this prospectus.

Additional Information

For additional information about us, please refer to the documents set forth under “Available Information” and “Information Incorporated by Reference” in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein.

THE OFFERING

Issuer:	Spark Energy, Inc.

Securities Offered:	8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00.

Price:	$25.25 per share of Series A Preferred Stock.

Maturity:	The Series A Preferred Stock has no maturity date, and we are not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem it pursuant to our optional redemption right or our special optional redemption right in connection with a Change of Control, or under the circumstances set forth below under “—Limited Conversion Rights Upon a Change of Control” and elect to convert such Series A Preferred Stock. We are not required to set aside funds to redeem the Series A Preferred Stock.

Dividends:	Holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends payable on the applicable Dividend Payment Date. Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on the 15th day of each April, July, October and January (each a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day.

The initial dividend on the shares of Series A Preferred Stock offered hereby will be payable on April 16, 2018. Because investors in the Series A Preferred Stock will receive a full dividend on April 16, 2018, the public offering price includes accrued dividends to January 26, 2018, the anticipated settlement date for this offering. If settlement is delayed (including if the underwriters’ option to purchase additional shares is exercised and settled after such date), the public offering price for such shares will be increased for accrued dividends from January 26, 2018 until the actual settlement date.

For the definitions of “Business Day” and “Dividend Payment Date” please read “Description of Series A Preferred Stock — Dividend Rate.”

Dividend Rate:	Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at an annual rate of 8.75%, based on the $25.00 liquidation preference per annum (the “Fixed Dividend Rate”) during the Fixed Rate Period (as defined below). The Fixed Dividend Rate shall accrue from, and including, the date of original issuance to, but not including, April 15, 2022 (the “Fixed Rate Period”). On and after April 15, 2022 (the “Floating Rate Period”), dividends on the Series A Preferred Stock shall accrue at an annual rate equal to the sum of (a) Three-Month LIBOR (as defined below) as calculated on each applicable Date of Determination (as defined below) and (b) 6.578%, based on the $25.00 liquidation preference per share of Series A Preferred Stock (the “Floating Dividend Rate”).

Please read “Description of Series A Preferred Stock — Distributions” and “Description of Series A Preferred Stock — Optional Redemption.”

For the definition of “Three-Month LIBOR” and “Date of Determination” please read “Description of Series A Preferred Stock — Dividend Rate.”

Ranking:	The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up, ranks: (i) senior to all of our Class A common stock, par value $0.01 per share, and any Junior Stock; (ii) equal to any Parity Stock; (iii) junior to all Senior Stock; and (iv) junior to all of our existing and future indebtedness.

If declared dividends on the Series A Preferred Stock are not paid on an applicable Dividend Payment Date, we will not pay a dividend on any Parity Stock or Junior Stock until all accrued and unpaid dividends on the Series A Preferred Stock have been paid.

For definitions of “Junior Stock,” “Parity Stock” and “Senior Stock” please read “Description of Series A Preferred Stock — Ranking.”

Restrictions on Dividends:	No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in Junior Securities or cash in lieu of fractional Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Stock and any Parity Stock through the most recent respective Dividend Payment Date.

Optional Redemption:

On and after April 15, 2022, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If we elect to redeem any shares of

Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price.

Special Optional Redemption:	Upon the occurrence of a Change of Control, provided no Limiting Document (as defined below) may prohibit it, we may, at our option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined below under “— Limited Conversion Rights Upon a Change of Control”), we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to our optional redemption right described above under “— Optional Redemption” or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right (as defined and described below under “— Limited Conversion Rights Upon a Change of Control”) with respect to the shares called for redemption. If we elect to redeem any shares of the Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act); or

•

the consummation of any transaction or series of related transactions (including, without limitation, any merger, arrangement, amalgamation or consolidation), the result of which is that (a) any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of all of our Class A common stock and Class B common stock entitled to vote generally in the election of our directors, measured by voting power rather than number of shares of Class A common stock and Class B common stock or (b) any person that is a holder of the Class B common stock as of the date of this offering, becomes the beneficial owner, directly or indirectly, of more than 75% of the total voting power of all of our Class A common stock and Class B common stock entitled to vote generally in the election of our directors, measured by voting power rather than number of shares of Class A common stock and

Class B common stock; and provided, that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

For the definition of “Limiting Document” please read “Description of Series A Preferred Stock — Dividend Rate.”

Conversion, Exchange and Preemptive Rights:	Except as described under “Description of Series A Preferred Stock — Limited Conversion Rights Upon a Change of Control,” the Series A Preferred Stock will not be subject to preemptive rights or be convertible into or exchangeable for any other securities or property at the option of the holder.

Limited Conversion Rights Upon a Change of Control:	Limited Conversion Rights Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series A Preferred Stock as described above under “— Optional Redemption,” or “— Special Option Redemption”) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date, into the Common Stock Conversion Consideration, which is equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Conversion Rate”); and

•	0.917431 shares of Class A common stock, subject to certain adjustments described in “Description of Series A Preferred Stock — Limited Conversion Rights Upon a Change of Control.”

In the case of a Change of Control pursuant to which our Class A common stock will be converted into Alternative Form Consideration, a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our Class A common stock equal to the Common

Stock Conversion Consideration immediately prior to the effective time of the Change of Control.

Notwithstanding the foregoing, the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right if the acquiror has shares listed or quoted on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ, and the Series A Preferred Stock becomes convertible into or exchangeable for such acquiror’s listed shares upon a subsequent Change of Control of the acquiror.

For definitions of “Alternative Form Consideration,” “Common Stock Conversion Consideration,” “Change of Control Conversion Right,” “Change of Control Conversion Date,” and “Common Stock Price,” and the restrictions on cash payments under a Change of Control hereunder, please read “Description of Series A Preferred Stock — Redemption” and “Description of Series A Preferred Stock — Limited Conversion Rights Upon a Change of Control.”

Voting Rights:	Holders of shares of Series A Preferred Stock generally have no voting rights. If, however, either (i) we have not paid dividends on the Series A Preferred Stock for six or more Dividend Periods, whether or not consecutive, or (ii) we fail to maintain the listing of the Series A Preferred Stock on the NYSE, the NYSE American or NASDAQ, or on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ, for a period of 180 consecutive days, then holders of Series A Preferred Stock, together with the holders of any Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect two additional directors to our Board of Directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock, voting as a single class, we may not (i) adopt any amendment to our certificate of incorporation relating to the Series A Preferred Stock to affect materially and adversely the rights, privileges, restrictions or conditions of the Series A Preferred Stock, or (ii) authorize, create or increase the authorized number of shares of Senior Stock.

Use of Proceeds:

We intend to use the net proceeds from the sale of the Series A Preferred Stock offered hereby, which are expected to total approximately $48.4 million (or approximately $54.5 million if the underwriters exercise in full their option to purchase additional Series A Preferred Stock) after deducting underwriters’ commissions, the advisory fee and our offering expenses, for merger and acquisition opportunities, international expansion and general corporate purposes, including to repay a portion of borrowings outstanding under our Senior Credit Facility. Please see “Use of Proceeds” beginning on page S-14 of this prospectus supplement.

Tax Considerations:	See “Material U.S. Federal Income Tax Considerations” beginning on page S-30 of this Prospectus Supplement.

No Sinking Fund:	The Series A Preferred Stock will not be subject to any escrow or sinking fund requirements.

Ratings:	The Series A Preferred Stock will not be rated.

Form:	The Series A Preferred Stock will be issued and maintained in book-entry form registered in the name of The Depository Trust Company, except under limited circumstances. Please read “Description of Series A Preferred Stock — Book-Entry Procedures.”

Exchange Listing:	Our Series A Preferred Stock trades the NASDAQ under the symbol “SPKEP.” On January 22, 2018, the last reported sales price of our Series A Preferred Stock on the NASDAQ was $26.70 per share of Series A Preferred Stock.

Settlement:	Delivery of the Series A Preferred Stock offered hereby will be made against payment therefor through the book-entry facilities of The Depository Trust Company on or about January 26, 2018.

Risk Factors:	Investing in our Series A Preferred Stock involves risks. You should carefully read and consider the information beginning on page S-13 of this prospectus supplement and on page 7 of the accompanying base prospectus set forth under the heading “Risk Factors”, and appearing under the caption “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and all other information set forth in this prospectus, including the information incorporated herein by reference, before deciding to invest in our Series A Preferred Stock.

RISK FACTORS

An investment in our Series A Preferred Stock involves a high degree of risk. You should carefully read the risk factors included under the caption “Risk Factors” beginning on page 30 of the accompanying base prospectus, as well as the risk factors included in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017 and, to the extent applicable, our Current Reports on Form 8-K, together with all other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of the Series A Preferred Stock could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Series A Preferred Stock offered hereby, which are expected to total approximately $48.4 million (or approximately $54.5 million if the underwriters exercise in full their option to purchase additional Series A Preferred Stock) after deducting underwriters’ commissions, the advisory fee and our offering expenses, for merger and acquisition opportunities, international expansion and for general corporate purposes, including to repay a portion of borrowings outstanding under our Senior Credit Facility.

As of January 22, 2018, we had $145.6 million of outstanding borrowings under our Senior Credit Facility. Our Senior Credit Facility matures in May 2019 and bears interest at a variable rate, which was a weighted average of 4.71% at January 22, 2018, and a commitment fee of 0.50% quarterly in arrears on the unused portion of the Senior Credit Facility. Outstanding borrowings under or Senior Credit Facility were incurred to fund certain acquisitions, to fund working capital and for general corporate purposes. We may at any time reborrow amounts repaid under our Senior Credit Facility, and we expect to do so.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2017 on an actual basis and as adjusted to reflect this offering of Series A Preferred Stock, and the application of net proceeds as described under “Use of Proceeds.”

You should read the following table in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 8. Financial Statements and Supplementary Data” contained in our Annual Report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this prospectus supplement.

	September 30, 2017
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents:	$11,249	$11,249

Long-term debt (including current portion):
Senior Credit Facility(1)	$91,525	$43,166
Note Payable	17,851	17,851

Total long-term debt	109,376	61,017
Series A Preferred Stock: par value $0.01 per share, 20,000,000 shares authorized, 1,704,339 issued and outstanding, as of September 30, 2017; 3,704,339 issued and outstanding, as adjusted	41,244	89,603
Stockholders’ equity:
Class A common stock: par value $0.01 per share, 120,000,000 shares authorized, 13,235,082 issued and 13,145,636 outstanding, as of September 30, 2017 and as adjusted	132	132
Class B common stock: par value $0.01 per share, 60,000,000 shares authorized, 21,485,126 issued and outstanding as of September 30, 2017 and as adjusted	216	216
Additional paid-in capital	36,502	36,502
Accumulated other comprehensive loss	(22)	(22)
Retained earnings	1,164	1,164
Treasury Stock, at cost	(1,888)	(1,888)

Total stockholders’ equity	36,104	36,104
Noncontrolling interest in Spark HoldCo LLC	93,176	93,176

Total equity	$129,280	$129,280

Total capitalization	$279,900	$279,900

(1)	As of January 22, 2018, we had $145.6 million of outstanding borrowings under our Senior Credit Facility.

DESCRIPTION OF SERIES A PREFERRED STOCK

The following summary of the terms and provisions of our Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to our charter, including the certificate of designations relating to our Series A Preferred Stock, and our by-laws, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Information Incorporated by Reference” and “Available Information” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus. You are strongly encouraged to read our charter, including the certificate of designations, and our by-laws, because those documents, and not this description, define your rights as a holder of shares of the Series A Preferred Stock.

General

Our authorized capital stock consists of 120,000,000 shares of Class A common stock, $0.01 par value per share, 60,000,000 shares of Class B common stock, $0.01 par value per share, and 20,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to issue shares of preferred stock and to classify and reclassify any unissued shares of common stock or preferred stock into one or more classes or series of stock. The preferred stock may be issued from time to time with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by the board of directors.

Our board of directors has adopted a certificate of designations to our charter establishing the number and fixing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of a series of our preferred stock classified as 8.75% Series A Fixed-to-Floating Rate Cumulative Perpetual Preferred Stock. The certificate of designations initially authorized 4,000,000 shares of Series A Preferred Stock. Our board of directors may authorize and issue additional shares of Series A Preferred Stock, from time to time, without obtaining consent of the holders of shares of Series A Preferred Stock.

The Series A Preferred Stock is issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company. See “Description of Series A Preferred Stock — Book-Entry Procedures” on page S-30.

The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Stock is American Stock Transfer & Trust Company, LLC.

Maturity

The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they become convertible and are converted as described below under “— Limited Conversion Rights Upon a Change of Control.” We are not required to set apart for payment the funds to redeem the Series A Preferred Stock.

Ranking

The Series A Preferred Stock ranks: (i) senior to all of our common stock, including our Class A common stock and our Class B common stock, and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as “Junior Stock;” (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as “Parity Stock;” (iii) junior to all other equity securities we issue, the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock), which we refer to as “Senior Stock;” and (iv) junior to all of our existing and future indebtedness.

Dividend Rate

Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at an annual rate of 8.75%, based on the $25.00 liquidation preference per annum (the “Fixed Dividend Rate”) during the Fixed Rate Period (as defined below). The Fixed Dividend Rate shall accrue from, and including, the date of original issuance to, but not including, April 15, 2022 (the “Fixed Rate Period”). On and after April 15, 2022 (the “Floating Rate Period”), dividends on the Series A Preferred Stock shall accrue at an annual rate equal to the sum of (a) Three-Month LIBOR (as defined below) as calculated on each applicable Date of Determination (as defined below) and (b) 6.578%, based on the $25.00 liquidation preference per share of Series A Preferred Stock (the “Floating Dividend Rate”).

The term “Three-Month LIBOR” means, on the second Business Day (as defined below) in London immediately preceding the first day of each relevant Dividend Period for the Series A Preferred Stock or, if applicable, the redemption date each a (“Date of Determination”):

•	the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m. (London time) on such Date of Determination; or

•	if no such rate appears on “Reuters Page LIBOR01” or if the “Reuters Page LIBOR01” is not available at approximately 11:00 a.m. (London time) on the relevant Date of Determination, then we will select four nationally-recognized banks in the London interbank market and request that the principal London offices of those four selected banks provide us with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Date of Determination for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in our discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Date of Determination for such Dividend Period by three nationally-recognized banks in New York, New York selected by us, for loans in U.S. dollars to nationally-recognized European banks (as selected by us), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in our discretion, is representative of a single transaction in U.S. dollars in that market at that time. If fewer than three New York City banks selected by us do not quote rates in the manner described above, the Three-Month LIBOR Rate for the applicable Dividend Period will be the same as for the immediately preceding Dividend Period, or, if there was no such Dividend Period, the dividend shall be calculated at the dividend rate in effect for the immediately preceding Dividend Period.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on the 15th day of each of April, July, October and January (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. Holders of the shares of Series A Preferred Stock offered hereby will be entitled to receive the full amount of all dividends payable in respect of the Series A Preferred Stock after the Dividend Payment Date immediately preceding the date of original issuance of such shares. Holders of the shares of Series A Preferred Stock will not be entitled to receive dividends paid on any Dividend Payment Date if such shares were not issued and outstanding on the record date for such dividend.

The initial dividend on the shares of Series A Preferred Stock offered hereby will be payable on April 16, 2018. Because investors in the Series A Preferred Stock will receive a full dividend on April 16, 2018, the public offering price includes accrued dividends to January 26, 2018, the anticipated settlement date for this offering. If settlement is delayed (including if the underwriters’ option to purchase additional shares is exercised and settled after such date), the public offering price for such shares will be increased for accrued dividends from January 26, 2018 until the actual settlement date.

Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the 1st day of each of April, July, October and January, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”).

No dividends on shares of Series A Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the payment thereof would be unlawful under the laws of the State of Delaware, or when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness (the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law. You should review the information appearing above under the caption “Risk Factors — We could be prevented from paying cash dividends on the Series A Preferred Stock” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 for information as to, among other things, other circumstances under which we may be unable to pay dividends on the Series A Preferred Stock.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue regardless of whether (i) the terms of any Senior Stock (as defined above) we may issue or agreements we may enter into, including any documents governing our indebtedness, at any time prohibit the current payment of dividends, (ii) we have earnings, (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future dividends on our common stock and preferred stock, including the Series A Preferred Stock offered pursuant to this prospectus supplement, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant.

Accordingly, we cannot guarantee that we will be able to pay cash dividends on our preferred stock or what the actual dividends will be for any future period.

Unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than in shares of Class A common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon shares of any Junior Stock or Parity Stock we may issue. Nor shall any other dividend be declared or made upon such shares of Junior Stock or Parity Stock. In addition, no shares of any Junior Stock or Parity Stock shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except as mandatorily required by the terms of such equity security or by conversion into or exchange for shares of Junior Stock we may issue).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of preferred stock ranking on parity that we may issue as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior Dividend Periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

Whenever a Dividend Penalty Event (as defined below) or Delisting Event (as defined below) has occurred, the Fixed Dividend Rate or Floating Dividend Rate, as applicable, shall be increased by 2.00% per annum (such resulting dividend rate, the “Penalty Rate”). During the Fixed Rate Period, the Penalty Rate shall be a rate equal to 10.75% per annum of the $25.00 liquidation preference per share of Series A Preferred Stock. During the Floating Rate Period, the Penalty Rate shall be an annual rate equal to the sum of (a) Three-Month LIBOR as calculated on each applicable Date of Determination and (b) 8.578%, of the $25.00 liquidation preference per share of Series A Preferred Stock.

For a Dividend Penalty Event, the Penalty Rate shall remain in effect until all accrued but unpaid dividends on the Series A Preferred Stock have been paid in full and we shall have paid all dividends due on the Series A Preferred Stock for the two most recently ended Dividend Periods, at which time the dividend rate shall revert to the Fixed Dividend Rate or the Floating Dividend Rate, as applicable, until a subsequent Dividend Penalty Event shall occur.

For a Delisting Event, the Penalty Rate shall remain in effect until the Series A Preferred Stock is listed on a National Exchange (as defined below), at which time the dividend rate shall revert to the Fixed Dividend Rate or the Floating Dividend Rate, as applicable, until a subsequent Delisting Event shall occur.

A “Dividend Penalty Event” shall have occurred whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more Dividend Periods, whether or not consecutive.

A “Delisting Event” shall have occurred if the Series A Preferred Stock is not listed for trading on the NYSE, the NYSE American or NASDAQ (each a “National Exchange”) or listed or quoted on an exchange or quotation system that is a successor to a National Exchange for a period of 180 consecutive days.

Liquidation Preference

Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of Junior Stock, the holders of Series A Preferred Stock shall be entitled to receive out of its assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid thereon to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all Senior Stock and Parity Stock, then after payment of the liquidating distribution on all outstanding Senior Stock, the holders of the Series A Preferred Stock and all other such classes or series of Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange or the occurrence of a Change of Control shall not be deemed to constitute our voluntary or involuntary liquidation, dissolution or winding up.

The certificate of designation for the Series A Preferred Stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Preferred Stock.

Redemption

Optional Redemption

On and after April 15, 2022, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If we elect to redeem any shares of Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price.

Special Optional Redemption

Upon the occurrence of a Change of Control, subject to any restrictions imposed by any Limiting Document, we may, at our option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to our optional redemption right described above under “— Optional Redemption” or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right (as defined below and as described below under “— Limited Conversion Rights Upon a Change of Control”) with respect to the shares called for redemption. If we elect to redeem any shares of the Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred:

•	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act); or

•	the consummation of any transaction or series of related transactions (including, without limitation, any merger, arrangement, amalgamation or consolidation), the result of which is that (a) any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of all of our Class A common stock and Class B common stock entitled to vote generally in the election of our directors, measured by voting power rather than number of shares of Class A common stock and Class B common stock or (b) any person that is a holder of the Class B common stock as of the date of this offering, becomes the beneficial owner, directly or indirectly, of more than 75% of the total voting power of all of our Class A common stock and Class B common stock entitled to vote generally in the election of our directors, measured by voting power rather than number of shares of Class A common stock and Class B common stock; and provided, that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

Redemption Procedures

Notice of redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of record of Series A Preferred Stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date, (ii) the number of shares of Series A Preferred Stock to be redeemed, (iii) the redemption price of $25.00 per share of Series A Preferred Stock, plus any accrued and unpaid dividends to and including the date of redemption, (iv) the place or places where any certificates issued for Series A Preferred Stock other than through The Depository Trust Company (“DTC”) book entry described below, are to be surrendered for payment of the redemption price, (v) that dividends on the Series A Preferred Stock will cease to accrue on such redemption date, and (vii) any other information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series A Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series A Preferred Stock to be redeemed from each such holder.

At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of shares of Series A Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for shares of Series A Preferred Stock other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of shares of Series A Preferred Stock at the end of six months after the redemption date will be returned to us by such bank or trust company. If we make such a deposit, shares of Series A Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

On or after the date fixed for redemption, each holder of shares of Series A Preferred Stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his or her Series A Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series A Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of Preferred Stock.

If we redeem any shares of Series A Preferred Stock and if the redemption date occurs after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend

Payment Date with respect to such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date, and shall not be payable as part of the redemption price for such shares.

Limited Conversion Rights Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series A Preferred Stock as described above under “— Redemption — Optional Redemption,” or “— Redemption — Special Option Redemption” in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless we default in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the shares of Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our Class A common stock per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”), which is equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Conversion Rate”); and

•	0.917431 shares of Class A common stock (the “Share Cap”), subject to certain adjustments described below. The Share Cap was derived by dividing the $25.00 liquidation preference by $13.625 (50% of the last sale price of our Class A common stock as reported on the NASDAQ on March 7, 2017), and as presented herein also reflects the effect to the two-for-one stock split effected in the form of a stock dividend to holders of record on June 5, 2017.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our Class A common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our Class A common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

In the case of a Change of Control pursuant to which our Class A common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our Class A common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our Class A common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of our Class A common stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of our Class A common stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our Class A common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

We will not issue fractional shares of Class A common stock upon the conversion of shares of Series A Preferred Stock. Instead, we will pay the cash value of such fractional shares.

If we provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control as described above under “— Redemption — Special Optional Redemption” or our optional redemption right as described above under “— Redemption — Optional Redemption,” holders of shares of Series A Preferred Stock will not have any right to convert such shares of Series A Preferred Stock that we have so elected to redeem or subsequently selected for redemption, and any such shares of Series A Preferred Stock that have been surrendered for conversion pursuant to the Change of Control Conversion Right will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date. If we elect to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

Notwithstanding the foregoing, the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right if the acquiror has shares listed or quoted on a National Exchange or listed or quoted on an exchange or quotation system that is a successor to a National Exchange, and the Series A Preferred Stock becomes convertible into or exchangeable for such acquiror’s listed shares upon a subsequent Change of Control of the acquiror.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of shares of Series A Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of shares of Series A Preferred Stock may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Stock Price;

•	the Change of Control Conversion Date;

•	that if, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem all or any shares of our Series A Preferred Stock, holders will not be able to convert their shares of Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right (unless we default in payment of the redemption price and all accumulated and unpaid dividends);

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

•	the name and address of the paying agent and the conversion agent;

•	the procedures that the holders of shares of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right; and

•	the last date on which holders of shares of Series A Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on our website, in any event prior to the opening of business on the first Business Day following any date on which we provide the notice described above to the holders of shares of Series A Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of shares of Series A Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent, or, in the case of shares of Series A Preferred Stock held in global form, comply with the applicable procedures of DTC. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of shares of Series A Preferred Stock to be converted; and

•	that such shares of Series A Preferred Stock are to be converted pursuant to the applicable provisions of the Series A Preferred Stock.

The “Change of Control Conversion Date” is the date the shares of Series A Preferred Stock are to be converted, which will be a Business Day that is no fewer than twenty (20) days nor more than thirty-five (35) days after the date on which we provide the notice described above to the holders of shares of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of shares of our Class A common stock is solely cash, the amount of cash consideration per share of our Class A common stock or (ii) if the consideration to be received in the Change of Control by holders of shares of our Class A common stock is other than solely cash (x) the average of the closing sale prices per share of our Class A common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our Class A common stock is then traded, or (y) the average of the last quoted bid prices for our Class A common stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our Class A common stock is not then listed for trading on a U.S. securities exchange.

Holders of shares of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn shares of Series A Preferred Stock;

•	if certificated Series A Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and

•	the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such shares of Series A Preferred Stock.

We will deliver amounts owing upon conversion no later than the third Business Day following the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal, provincial, and state securities laws and stock exchange rules in connection with any conversion of Series A Preferred Stock into shares of our Class A common stock or other property.

The Change of Control conversion feature may make it more difficult for a party to take over our company or discourage a party from taking over us.

Except as provided above in connection with a Change of Control, shares of Series A Preferred Stock are not convertible into or exchangeable for any other securities or property.

Voting Rights

Except as indicated below, the holders of the Series A Preferred Stock will have no voting rights.

If either a Dividend Penalty Event or Delisting Event has occurred, the number of directors then constituting our board of directors will be increased by two (if not already increased pursuant to this provision or by reason of similar types of provisions with respect to other classes or series of voting preferred stock) and the holders of the Series A Preferred Stock, voting together as a single class with the holders of any other series of Parity Stock upon which like voting rights have been conferred and are exercisable (any such other series, the “voting preferred stock”), will have the right to elect these two additional directors (if not already increased pursuant to this provision or by reason of similar types of provisions with respect to other classes or series of voting preferred stock) at an annual meeting of stockholders or a properly called special meeting of the holders of the Series A Preferred Stock and such voting preferred stock and at each subsequent annual meeting of stockholders until the Dividend Penalty Event or Delisting Event, as the case may be, has been cured. A Dividend Penalty Event will be cured whenever all arrears in dividends on the Series A Preferred Stock and the voting preferred stock then outstanding have been paid and full dividends on the Series A Preferred Stock and the voting preferred stock for the then current Dividend Period have been paid in full or declared and set apart for payment in full. A Delisting Event will be cured once the Series A Preferred Stock has been listed for trading on a National Exchange or listed or quoted on an exchange or quotation system that is a successor to a National Exchange for a period of 180 consecutive days. Once the Dividend Penalty Event or Delisting Event, as the case may be, has been cured, then the right of the holders of the Series A Preferred Stock and the voting preferred stock to elect these two additional directors will cease, the terms of office of these two directors will forthwith terminate and the number of directors constituting our board of directors will be reduced accordingly. However, the right of the holders of the Series A Preferred Stock and the voting preferred stock to elect two additional directors will again vest if a subsequent Dividend Penalty Event or Delisting Event shall occur.

Unless we have received the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series A Preferred Stock, voting separately as a class, either at a meeting of stockholders or by written consent, we will not:

•	amend, alter or repeal any provisions of our restated certificate of incorporation or the share designation relating to the Series A Preferred Stock whether by merger, consolidation or otherwise, to affect materially and adversely the rights, preferences, privileges or voting powers of the holders of the Series A Preferred Stock; or

•	authorize, create or increase the authorized amount of, any class or series of beneficial interest having rights senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

For purposes of the foregoing voting requirements, neither of the following shall be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Preferred Stock:

•	the amendment of provisions of the charter so as to authorize or create or to increase the authorized amount of, any Junior Stock or any Parity Stock, including additional shares of Series A Preferred Stock; nor

•	any filing with the Delaware Secretary of State by us, including in connection with a merger, consolidation or otherwise, in which (1) we are the surviving entity and the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series A Preferred Stock for other preferred equity or shares having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series A Preferred Stock (except for changes that do not materially and adversely affect the Series A Preferred Stock); or (3) upon effectiveness of such merger, consolidation or other transaction giving rise to the filing (and if such effectiveness occurs before April 15, 2022, a Change of Control shall have occurred on or prior to such effectiveness), the Series A Preferred Holders will be entitled to receive in exchange for their Series A Preferred Stock without further action by such holder cash consideration equal to the redemption price described under “— Redemption — Optional Redemption” above including all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of such effectiveness and funds sufficient to pay the redemption price for all shares of Series A Preferred Stock will be set aside for payment.

The above voting provisions will not apply with respect to shares of Series A Preferred Stock if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding shares of Series A Preferred Stock either are subject to (1) a notice of redemption pursuant to the provisions described above under “— Redemption — Optional Redemption” or “— Redemption — Special Optional Redemption” above and funds sufficient to pay the applicable redemption price, including accumulated and unpaid dividends, for all of such shares of Series A Preferred Stock called for redemption have been set aside for payment or (2) a Change of Control Conversion Right which has been properly exercised and not withdrawn.

When the Series A Preferred Stock is entitled to vote, such shares are entitled to one vote per share. In any matter in which the Series A Preferred Stock may vote as a single class with any other series of our preferred stock (as described in this prospectus supplement or as may be required by law), each share of Series A Preferred Stock shall be entitled to one vote per $25.00 of stated liquidation preference.

However, we may create additional series or classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock (including the Series A Preferred Stock) and Junior Stock and issue additional series of Parity Stock and Junior Stock without the consent of any holder of the Series A Preferred Stock.

The holders of Series A Preferred Stock are not entitled to vote separately as a class or series on an amendment to our charter, except as would be unlawful under the laws of the State of Delaware.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will: (i) transmit by mail to all holders of shares of Series A Preferred Stock, as their names and addresses appear in our record books, and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of shares of Series A Preferred Stock. We will mail the reports to the holders of shares of Series A Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Preemptive Rights

No holders of Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our Class A common stock or any of our other securities.

Book-Entry Procedures

DTC acts as securities depositary for the Series A Preferred Stock. We have issued fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates represent the total aggregate number of shares of Series A Preferred Stock. We have deposited these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for shares of Series A Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the NASDAQ Amex, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as “Indirect Participants.” The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series A Preferred Stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the shares of Series A Preferred

Stock on DTC’s records. You, as the actual owner of such shares of Series A Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series A Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased your shares of Series A Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of shares of Series A Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series A Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our certificate of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series A Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series A Preferred Stock is credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Preferred Stock will be paid directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving us reasonable notice. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for all issued and outstanding shares of Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue shares of Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for shares of Series A Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Direct Registration System

The Series A Preferred Stock is registered in book-entry form through the Direct Registration System (the “DRS”). The DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated shares, which ownership shall be evidenced by periodic statements issued by the depositary to the holders of shares of Series A Preferred Stock entitled thereto. This direct registration form of ownership allows investors to have securities registered in their names without requiring the issuance of a physical stock certificate, eliminates the need for you to safeguard and store certificates and permits the electronic transfer of securities to effect transactions without transferring physical certificates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relevant to the purchase, ownership, disposition and conversion of the Series A Preferred Stock and the ownership and disposition of our Class A common stock received upon conversion of the Series A Preferred Stock. The following summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect, or to different interpretations. We have not sought any ruling from the Internal Revenue Service (the “IRS”) or opinion of counsel with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS or a court will agree with these statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of Series A Preferred Stock, nor any tax consequences arising under U.S. federal estate or gift tax laws or under the laws of any state, locality or foreign jurisdiction. This summary also does not address the Medicare tax on certain investment income or the tax consequences that may be applicable to special classes of investors including, but not limited to, tax-exempt organizations, qualified foreign pension funds, insurance companies, banks or other financial institutions, partnerships or other pass-through entities or holders of interests therein, dealers in securities or currency, persons liable for the alternative minimum tax, investors who acquired their shares of Series A Preferred Stock or Class A common stock upon the exercise of warrants or employee stock options or otherwise as compensation, personal holding companies, tax-qualified retirement plans, U.S. expatriates and former long-term U.S. residents, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” common trust funds, certain trusts, hybrid entities, U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar, foreign governments or international organizations and persons that will hold shares of our Series A Preferred Stock or Class A common stock as a position in a “straddle”, “conversion transaction” or other risk reduction transaction.

This summary is limited to taxpayers who will hold shares of our Series A Preferred Stock and our Class A common stock received upon conversion of shares of our Series A Preferred Stock as “capital assets” (generally, property held for investment).

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our Series A Preferred Stock or Class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships (including entities and arrangements treated as partnerships for U.S. federal income tax purposes) that hold shares of our Series A Preferred Stock and partners in such partnerships to consult their tax advisors.

We urge each prospective investor to consult with its own tax adviser as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership, conversion and disposition of shares of our Series A Preferred Stock and of the ownership and disposition of our Class A common stock.

Consequences to U.S. holders of our Series A Preferred Stock

The discussion in this section is addressed to a holder of shares of our Series A Preferred Stock and Class A common stock received in respect thereof that is a U.S. holder for U.S. federal income tax purposes. You are a “U.S. holder” if you are a beneficial owner of shares of Series A Preferred Stock or Class A common stock and you are, for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

Distributions

Distributions with respect to our Series A Preferred Stock and our Class A common stock (other than certain stock distributions with respect to our Class A common stock) will be taxable as dividend income when paid to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of distributions with respect to our Series A Preferred Stock or Class A common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such Series A Preferred Stock or Class A common stock, as the case may be, and thereafter as capital gain. Such gain will be capital gain and will be long-term capital gain if the U.S. holder has held such shares of Series A Preferred Stock or Class A common stock, as the case may be, for more than one year as of the time of the distribution. For a discussion of a U.S. holder’s tax basis and holding period in respect of our Class A common stock received with respect to our Series A Preferred Stock, see below under “— Class A Common Stock Distributions on the Series A Preferred Stock” and “— Conversion of Series A Preferred Stock into Class A Common Stock.”

Distributions constituting dividend income received by non-corporate U.S. holders in respect of our Series A Preferred Stock or Class A common stock generally will be subject to a reduced U.S. federal income tax rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. If a dividend received by a non-corporate U.S. holder that qualifies for the rate reduction is an “extraordinary dividend” within the meaning of Section 1059 of the Code, such non-corporate U.S. holder would be required to treat any losses on the sale of shares of Series A Preferred Stock as long-term capital loss to the extent of such “extraordinary dividend,” irrespective of such holder’s holding period for the stock.

Distributions on our Series A Preferred Stock and Class A common stock constituting dividend income paid to U.S. holders that are U.S. corporations generally are subject to tax at ordinary corporate rates, but will generally qualify for the dividends received deduction. However, any distribution (or the portion of any distribution) that exceeds our current and accumulated earnings and profits will not be eligible for the dividends received deduction. A U.S. holder should consult its own tax adviser regarding the availability of the reduced U.S. federal income tax rate applicable to “qualified dividend income” or the dividends received deduction, as applicable, in the light of its particular circumstances.

Investors that are U.S. corporations that receive an “extraordinary dividend” within the meaning of Section 1059 of the Code in respect of shares of our Series A Preferred Stock or Class A common stock generally would be required to reduce their basis in our Series A Preferred Stock or Class A common stock (but not below zero) by the portion of the dividend that is not taxed because of the dividends received deduction. To the extent the non-taxed portion of such dividend exceeds the corporate investor’s stock basis, such investor must treat such excess as gain from the sale or exchange of shares of our Series A Preferred Stock or Class A common stock for the taxable year in which such dividend is received.

Sale or Other Disposition

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of shares of our Series A Preferred Stock (other than pursuant to a conversion into Class A common stock, pursuant to certain conversions into the Alternative Form Consideration or pursuant to a redemption) or Class A common stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to any accrued but unpaid dividends, which generally will be taxable as described above under “— Distributions”) and the U.S. holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of non-corporate taxpayers generally are subject to a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Conversion of Series A Preferred Stock into Class A Common Stock

As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of Class A common stock upon the conversion of our Series A Preferred Stock (except that any common stock received in respect of accrued but unpaid dividends generally will be taxable as described above under “— Distributions”). Cash received in lieu of a fractional share of Class A common stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis in the stock that is allocable to the fractional share.

The adjusted tax basis of Class A common stock received on conversion (other than shares of Class A common stock attributable to accrued but unpaid dividends) will equal the adjusted tax basis of the shares of Series A Preferred Stock converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of Class A common stock exchanged for cash, as described above), and the holding period of such Class A common stock received on conversion will generally include the period during which the shares of our Series A Preferred Stock were held prior to conversion. A U.S. holder’s adjusted tax basis in any shares of Class A common stock received attributable to accrued but unpaid dividends will equal the fair market value of such Class A common stock on the conversion date, and a U.S. holder’s holding period for such shares shall begin on the day after receipt thereof. A U.S. holder’s tax basis in a fractional share will be determined by allocating such holder’s tax basis in our Series A Preferred Stock between the Class A common stock such U.S. holder receives (other than shares of Class A common stock attributable to accrued but unpaid dividends) upon conversion and the fractional share in accordance with their respective fair market values.

Conversion of Series A Preferred Stock for Alternative Form Consideration

If a U.S. holder receives the Alternative Form Consideration upon conversion of shares of our Series A Preferred Stock, such U.S. holder may receive cash, securities or other property or assets, or a combination thereof. The term “security” is not defined in the Code or applicable Treasury Regulations. Judicial decisions have held that the determination of whether a particular debt constitutes a “security” is based on an overall evaluation of the nature of the debt. One of the most significant factors is the term of the debt. In general, debt obligations issued with a weighted average maturity at issuance of five years or less do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more do constitute securities. If the securities a U.S. holder receives upon conversion of shares of our Series A Preferred Stock are not “securities” for U.S. federal income tax purposes, then such securities will be treated as other property or assets for U.S. federal income tax purposes. Other than with respect to such Alternative Form Consideration received on account of accrued but unpaid dividends which generally will be taxable as described above under “— Distributions,” if a U.S. holder receives the Alternative Form Consideration upon conversion of shares of our Series A Preferred Stock, the U.S. federal income tax treatment of the conversion is uncertain. U.S. holders are urged to consult their tax advisors regarding the consequences of such a conversion based upon the facts at that time. It is possible that the conversion could be treated as a single recapitalization, as a conversion in part and a taxable redemption in part or entirely as a taxable transaction, as briefly discussed below.

Treatment as Recapitalization. If a U.S. holder receives the Alternative Form Consideration upon conversion of shares of our Series A Preferred Stock, the exchange upon such conversion may be treated as a recapitalization if such U.S. holder receives securities that are treated as “securities” for U.S. federal income tax purposes. In such case, the U.S. holder would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of (A) the amount of cash and the fair market value of securities, other property or assets received in the exchange over (B) such U.S. holder’s adjusted tax basis in our Series A Preferred Stock, and (ii) the amount of cash and other property or assets received upon conversion. Notwithstanding the foregoing, any Alternative Form Consideration received on account of accrued but unpaid dividends that has not previously been included in income will be treated as a dividend. Any gain recognized should be treated as capital gain except to the extent it has the effect of a distribution of a dividend. If the exchange has the effect of the distribution of a dividend, then the gain recognized upon the exchange, as determined above, will be treated as a dividend to the extent of the U.S. holder’s ratable share of our current and accumulated earnings and profits. The remainder of the gain will be a capital gain and will be long-term if the holding period exceeds one year. For purposes of determining whether a U.S. holder’s gain will be treated as a dividend (as discussed further under “— Redemption of Series A Preferred Stock” below), stock (including Class A common stock) owned by such U.S. holder actually and constructively through attribution rules, will be taken into account.

The tax basis of the securities treated as “securities” for U.S. federal income tax purposes included in the Alternative Form Consideration received upon a recapitalization would equal the adjusted tax basis of our Series A Preferred Stock that was converted, reduced by the amount of any cash and any other property or assets not constituting “securities” for U.S. federal income tax purposes received, and increased by the amount of gain, if any, recognized. A U.S. holder’s holding period for the securities treated as “securities” for U.S. federal income tax purposes included in the Alternative Form Consideration would include the period during which the U.S. holder held shares of our Series A Preferred Stock. The tax basis of the other Alternative Form Consideration would equal the fair market value of such Alternative Form Consideration on the date of the conversion, and the U.S. holder’s holding period for such other Alternative Form Consideration would begin on the day following the conversion.

Alternative Treatment as Part Conversion and Part Redemption. If the conversion of shares of our Series A Preferred Stock into the Alternative Form Consideration were not treated as a single recapitalization, the conversion could be treated as in part a conversion into securities that are treated as “securities” for U.S. federal income tax purposes and in part a separate redemption of the remaining shares of our Series A Preferred Stock surrendered in the conversion. In that event, the portion converted into such type of securities could be treated as described above in “— Conversion of Series A Preferred Stock into Class A Common Stock.” The portion converted into cash or other property or assets (including securities that are not treated as “securities” for U.S. federal income tax purposes) would be treated as described below in “— Redemption of Series A Preferred Stock.”

Treatment as Fully Taxable Transaction. If a U.S. holder receives the Alternative Form Consideration upon conversion of shares of our Series A Preferred Stock and such Alternative Form Consideration consists solely of cash and other property or assets, other than securities treated as “securities” for U.S. federal income tax purposes, a U.S. holder generally will taxed as described below in “— Redemption of Series A Preferred Stock.”

Adjustment of Conversion Price

The conversion price of shares of our Series A Preferred Stock is subject to adjustment under certain circumstances. Treasury Regulations promulgated under Section 305 of the Code would treat a U.S. holder of shares of our Series A Preferred Stock as having received a constructive distribution includable in such U.S. holder’s income in the manner described under “— Distributions,” above, if and to the extent that certain adjustments (or failures to make adjustments) in the conversion price increase the proportionate interest of the U.S. holder in our assets or earnings and profits. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing dilution in the interest of the U.S. holders of shares of our Series A Preferred Stock, however, generally will not be considered to result in a constructive dividend distribution. Under proposed regulations issued in April 2016, such constructive distributions, if any, would generally be deemed to occur on the date adjustments to the conversion price are made in accordance with the terms of our Series A Preferred Stock.

Redemption of Series A Preferred Stock

If we redeem our Series A Preferred Stock solely in exchange for cash, the redemption would be treated as a sale or exchange if the redemption (i) results in a meaningful reduction in the U.S. holder’s interest in us or (ii) results in a complete termination of the U.S. holder’s entire equity interest in us (in either case, within the meaning of Section 302(b) of the Code). If the redemption qualifies as a sale under one of these rules, the tax consequences to a U.S. holder would be as described above under “— Sale or Other Disposition.” If the redemption does not qualify as a sale for tax purposes under the rules described above, the amount of cash received by a U.S. holder would be treated as described above under “— Distributions.” Each U.S. holder of shares of our Series A Preferred Stock is urged to consult its own tax advisors to determine whether a payment made in redemption of shares of our Series A Preferred Stock will be treated for U.S. federal income tax purposes as a distribution or as payment in exchange for such shares of our Series A Preferred Stock.

Information Reporting and Backup Withholding

Certain U.S. holders will be subject to information reporting with respect to the payment of dividends on our Series A Preferred Stock or Class A common stock and the payment of proceeds on the sale or other disposition of shares of our Series A Preferred Stock or Class A common stock, and backup withholding may apply unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund if the amount of taxes withheld exceed the U.S. holder’s actual tax liability, provided that the U.S. holder timely provides the required information to the IRS. U.S. holders are urged to consult their own tax advisers regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Consequences to non-U.S. holders of our Series A Preferred Stock

The discussion in this section is addressed to a holder of shares of our Series A Preferred Stock and Class A common stock received in respect thereof that is a non-U.S. holder. You are a “non-U.S. holder” if you are a beneficial owner of shares of our Series A Preferred Stock or Class A common stock received in respect thereof that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. holder.

Distributions

Generally, distributions (including any constructive distributions taxable as dividends as described below and any cash paid upon a conversion that is treated as a dividend) treated as dividend income and paid to a non-U.S. holder with respect to our Series A Preferred Stock or our Class A common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable tax treaty. To the extent that the amount of a distribution with respect to our Series A Preferred Stock or our Class A common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in such Series A Preferred Stock or Class A common stock, as the case may be, which reduces such basis dollar-for-dollar, and thereafter as gain from the sale or exchange of shares of our Series A Preferred Stock or our Class A common stock, the tax treatment of which is discussed below under “— Sale or Other Disposition.” To receive the benefit of a reduced treaty rate, a

non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

Dividends that are effectively connected with a trade or business carried on by a non-U.S. holder within the United States, and, to the extent an applicable tax treaty provides, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, will generally be subject to U.S. federal income tax on a net basis at the individual or corporate rates generally applicable to U.S. holders, but will not be subject to U.S. withholding tax if certain certification requirements are satisfied. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to the applicable withholding agent. A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments, which will include effectively connected dividends.

A non-U.S. holder of shares of our Series A Preferred Stock or Class A common stock may obtain a refund of any excess amounts withheld under these rules if the non-U.S. holder is eligible for a reduced rate of United States withholding tax and an appropriate claim for refund is timely filed with the IRS.

Sale or Other Disposition

Subject to the discussion under “— Information Reporting and Backup Withholding” and “— FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange or other taxable disposition (other than a redemption) of shares of our Series A Preferred Stock or our Class A common stock unless:

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States and, if required by an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our Series A Preferred Stock and our Class A common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the five-year period ending on the date of such disposition or, if shorter, the non-U.S. holder’s holding period for its shares of Class A common stock or Series A Preferred Stock, as applicable, and one of the circumstances below applies to you.

A non-U.S. holder whose gain is described in the first bullet point above will be subject to U.S. federal income tax on the gain derived from the sale in the same manner as a U.S. person, unless an applicable tax treaty provides otherwise. If such non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to a 30% U.S. federal income tax (or such lower rate as may be specified by an applicable tax treaty) on the gain derived from the sale, which may be offset by certain U.S.-source capital losses.

With respect to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. Our Class A common stock is currently listed on the NASDAQ, and we believe that, for as long as we continue to be so listed, our Class A common stock will be treated as regularly traded on an established securities market. Our Series A Preferred Stock is listed on the NASDAQ, and we also believe that, for so long as we are so listed, our Series A Preferred Stock will be treated as regularly traded on an established securities market. However, if we become a USRPHC, and if our Class A common stock and our Series A Preferred Stock continue to be regularly traded on an established securities market, if you have owned, or are deemed to have owned, at any time within the shorter of the five-year period preceding the disposition of our Class A common stock or our Series A Preferred Stock, as applicable, or your holding period for your Class A common stock or our Series A Preferred Stock, as applicable, more than 5% of our Class A common stock or our Series A Preferred Stock, as applicable, you generally would be subject to U.S. federal income tax on any gain from the disposition.

If the gain from any disposition is subject to tax as described above, it will be taxed as if you were a U.S. holder and you would be required to file a U.S. tax return with respect to such gain.

Conversion of Series A Preferred Stock into Class A Common Stock

You generally will not recognize any gain or loss by reason of receiving Class A common stock upon conversion of the Series A Preferred Stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, which may be subject to U.S. federal income tax, as discussed above in “— Sale or Other Disposition” and except that any common stock received in respect of accrued but unpaid dividends generally will be taxable as described above under “— Distributions.”

Notwithstanding these general rules, if a non-U.S. holder is subject to tax under the special rules governing USRPHCs as described above under “— Sale or Other Disposition” with respect to its shares of our Series A Preferred Stock but not the Class A common stock into which such shares of our Series A Preferred Stock are convertible, then the conversion of such shares of our Series A Preferred Stock into Class A common stock would be a taxable event and such non-U.S. holder would be subject to U.S. tax in the same manner as described in “— Sale or Other Disposition.” This situation could arise, for example, if the shares of Series A Preferred Stock were “regularly traded” and a non-U.S. holder owned shares representing more than 5% of Series A Preferred Stock that was convertible into shares representing less than 5% of our Class A common stock. If, as to a non-U.S. holder, both the shares of Series A Preferred Stock and shares of Class A common stock into which such shares of our Series A Preferred Stock are convertible are subject to the special rules governing USRPHCs described above, then, although the conversion of the shares of Series A Preferred Stock solely into shares of Class A common stock generally would not be taxable, the non-U.S. holder may be required to file a U.S. federal income tax return for the taxable year of the conversion and satisfy certain procedural requirements in accordance with the applicable Treasury Regulations.

Non-U.S. holders that may be subject to the special rules governing USRPHCs should consult their own tax advisers with respect to the U.S. federal income tax consequences of the conversion of their shares of Series A Preferred Stock into shares of Class A common stock, including any filing requirements that may be applicable.

Adjustment of Conversion Price

As described above under “Consequences to U.S. holders of our Series A Preferred Stock — Adjustment of Conversion Price,” adjustments in the conversion price (or failures to adjust the conversion price) that result in an increase in the proportionate interest of a non-U.S. holder in our assets or earnings and profits could result in deemed distributions to the non-U.S. holder that are taxed as described under “— Distributions.” It is possible that any withholding tax on such a deemed distribution might be withheld from cash dividends, shares of our Class A common stock or sale proceeds subsequently paid or credited to you.

Redemption of Series A Preferred Stock

If we redeem our Series A Preferred Stock solely in exchange for cash, the redemption would be treated as a sale or exchange if the redemption results in a meaningful reduction in the non-U.S. holder’s interest in us, or results in a complete termination of the non-U.S. holder’s entire equity interest in us (in each case, within the meaning of Section 302(b) of the Code). If the redemption qualifies as a sale under one of these rules, the tax consequences to a non-U.S. holder would be as described above under “— Sale or Other Disposition.” If the redemption does not qualify as a sale for tax purposes under the rules described above, the amount of cash received by a non-U.S. holder would be treated as described above under “— Distributions.”

Non-U.S. holders that are subject to tax under the special rules governing USRPHCs should consult their own tax advisers with respect to the U.S. federal income tax consequences of a redemption of their shares of our Series A Preferred Stock, including any filing requirements that may be applicable.

Information Reporting and Backup Withholding

Payment of dividends (including constructive dividends), and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply to the payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN or Form W-8BEN-E (or other applicable form) or otherwise establish an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of shares of our Series A Preferred Stock or Class A common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on

Form W-8BEN or Form W-8BEN-E (or other suitable substitute or successor form), or otherwise establishes an exemption. Subject to certain exceptions, backup withholding and information reporting generally will not apply to a payment of proceeds from the sale of shares of our Series A Preferred Stock or Class A common stock if such sale is effected through a foreign office of a broker, provided that the broker does not have certain U.S. connections.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such holder’s U.S. federal income tax liability (if any), which may entitle the holder to a refund if in excess of such liability, provided that the holder timely provides the required information to the IRS. Non-U.S. holders are urged to consult their own tax advisers regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

FATCA

Sections 1471 to 1474 of the Code (such sections, and the Treasury Regulations and administrative guidance issued thereunder, commonly referred to as FATCA) impose a 30% U.S. withholding tax on certain “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity.” “Withholdable payments” include payments of dividends and the gross proceeds from a disposition of certain property (such as shares of our Series A Preferred Stock or our Class A common stock), if such disposition occurs after December 31, 2018. In general, if a holder is a “foreign financial institution” (which includes investment entities such as hedge funds and private equity funds), the 30% withholding tax will apply to withholdable payments made to such holder, unless such holder enters into an agreement with the U.S. Department of Treasury to collect and provide substantial information regarding its U.S. account holders, including certain account holders that are foreign entities with U.S. owners, and to withhold 30% on certain “passthru payments.” If such holder is a “non-financial foreign entity,” FATCA also generally will impose a withholding tax of 30% on withholdable payments made to such holder unless the holder provides the withholding agent with a certification that it does not have any “substantial United States owners” or a certification identifying its direct and indirect substantial United States owners. Intergovernmental agreements between the United States and a holder’s resident country may modify some of the foregoing requirements.

Non-U.S. holders should consult their own tax advisers with respect to the U.S. federal income tax consequences of FATCA on their ownership and disposition of shares of our Series A Preferred Stock and Class A common stock.

UNDERWRITING

B. Riley FBR, Inc. is acting as the lead underwriter in the offering as representative of the several underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase severally and not jointly, and we have agreed to sell to that underwriter, the respective number of shares of Series A Preferred Stock set forth opposite the underwriter’s name.

Underwriters	Number of Shares
B. Riley FBR, Inc.	490,000
Janney Montgomery Scott LLC	330,000
BB&T Capital Markets, a division of BB&T Securities, LLC	200,000
Ladenburg Thalmann & Co. Inc.	370,000
Boenning & Scattergood, Inc.	80,000
Incapital LLC	270,000
National Securities Corporation	180,000
USCA Securities LLC	80,000

Total	2,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the aggregate number of shares of Series A Preferred Stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of Series A Preferred Stock offered hereby (other than those covered by the underwriters’ option to purchase additional shares of Series A Preferred Stock described below) if they purchase any shares of the Series A Preferred Stock.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for up to 30 days from the date of this prospectus supplement, to purchase up to 250,000 additional shares of Series A Preferred Stock at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase the number of additional shares of Series A Preferred Stock approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discount and Expenses

The underwriters have advised us that the underwriters propose initially to offer the Series A Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.50 per share of Series A Preferred Stock. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.00 per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the per share and total underwriting discount that we are to pay to the underwriters in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the option to purchase additional shares of Series A Preferred Stock.

	Price to the Public	Underwriting Discount (1)	Net Proceeds (2)
Per share of Series A Preferred Stock	$25.25	$0.7954	$24.4546
Total (3)	$50,500,000	$1,590,750	$48,909,250

(1)	Pursuant to the terms of the Underwriting Agreement, the underwriters will receive a discount equal to $0.7954 per share of Series A Preferred Stock.
(2)	After deducting the underwriting discount but before deducting expenses of the offering, estimated to be $300,000, and the advisory fee.
(3)	If the option is exercised in full, the total price to the public, underwriting discount and net proceeds to us (after deducting the underwriting discount but before deducting estimated offering expenses and the advisory fee) will be $56,812,500, $1,789,594 and $55,022,906, respectively.

We have also agreed to pay B. Riley FBR, Inc. an advisory fee equal to $250,000 for evaluation and analysis of the Series A Preferred Stock.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the advisory fee, underwriting discounts and reimbursements, will be approximately $300,000. We have also agreed to reimburse the underwriter for certain expenses incurred in connection with this offering pursuant to the underwriting agreement, including certain legal fees, estimated to be approximately $85,000.

All compensation received by the underwriters in connection with this offering will not exceed 8% of the gross offering proceeds.

Lock-Up Agreement

We have agreed with the underwriters, subject to certain limited exceptions, not to sell or transfer any Series A Preferred Stock or securities that are substantially similar to the Series A Preferred Stock (collectively, the “Lock-up Securities”), for 30 days after the date of this prospectus supplement without first obtaining the written consent of the representative on behalf of the underwriters. Specifically, we have agreed, subject to certain limited exceptions, not to (i) sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of Series A Preferred Stock, or any securities convertible into or exercisable or exchangeable for Lock-Up Securities, or (ii) enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Series A Preferred Stock or such other securities, in cash or otherwise, or (3) file any registration statement with the Commission relating to the offering of any Lock-Up Securities or any securities convertible into or exercisable or exchangeable for Lock-Up Securities, except for the offering of the Series A Preferred Stock pursuant to the underwriting agreement and this prospectus supplement.

The representative, in its sole discretion, may release any of the Lock-up Securities in whole or in part at any time with or without notice. The representative has no present intent or arrangement to release any of the Lock-up Securities. The release of any lock-up is considered on a case-by-case basis. Factors that will be considered in deciding whether to release Series A Preferred Stock may include the length of time before the lock-up period expires, the number of shares of Series A Preferred Stock involved, the reason for the requested release, market conditions, the trading price of the Series A Preferred Stock and the historical trading volume of the Series A Preferred Stock.

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in shares of Series A Preferred Stock on the NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of shares of Series A Preferred Stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the representative, on behalf of the underwriters may purchase and sell shares of Series A Preferred Stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of securities in excess of the number of securities to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of securities made in an amount up to the number of shares of Series A

Preferred Stock represented by the underwriters’ over- allotment option. In determining the source of securities to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares of Series A Preferred Stock available for purchase in the open market as compared to the price at which they may purchase shares of Series A Preferred Stock through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of shares of Series A Preferred Stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares of Series A Preferred Stock in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Series A Preferred Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A Preferred Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of securities in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representative repurchases shares of Series A Preferred Stock originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Series A Preferred Stock. They may also cause the price of shares of Series A Preferred Stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships with Underwriters

Some of the underwriters and their respective affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their respective affiliates may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments in us and actively trade in our debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares of Series A Preferred Stock for sale to their online brokerage account holders. Shares of Series A Preferred Stock will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of Series A Preferred Stock may be sold by the underwriters to securities dealers who resell such shares of Series A Preferred Stock to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase shares of Series A Preferred Stock. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the Series A Preferred Stock will be passed upon for us by Sidley Austin LLP, Houston, Texas. Certain legal matters in connection with the Series  A Preferred Stock offered hereby will be passed upon for the underwriters by Duane Morris LLP.

EXPERTS

The consolidated and combined financial statements of Spark Energy, Inc. and subsidiaries as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of Verde Energy USA Holdings, LLC and Subsidiaries included on Exhibit 99.1 of Spark Energy Inc.’s Current Report on Form 8-K/A filed on September 13, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We file annual, quarterly and other reports and other information with the SEC under the Exchange Act. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s website at http://www.sec.gov. We also make available free of charge on our website at www.sparkenergy.com all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus supplement the documents listed below and any subsequent filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information deemed to be furnished and not filed with the SEC) until the offering under this prospectus is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2016 filed on March 3, 2017;

•	the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A, filed on April 13, 2017;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 (filed on May 8, 2017), June 30, 2017 (filed on July 21, 2017) and September 30, 2017 (filed on November 3, 2017);

•	our Current Reports on Form 8-K filed on March 14, 2017, May 24, 2017, May 26, 2017, July 6, 2017, July 21, 2017, January 16, 2018, and January 22, 2018, and our Current Report on Form 8-K/A filed on September 13, 2017 (excluding any information furnished pursuant to Items 2.02 or 7.01); and

•	the description of our Series A Preferred Stock contained in our Registration Statement in Form 8-A12B filed on March 14, 2017, including amendments to that form for the purpose of updating the description of our Series A Preferred Stock.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in those documents), at no cost, by visiting our website at www.sparkenergy.com, or by writing or calling us at the following address:

Spark Energy, Inc.

Attention: Investor Relations

12140 Wickchester Ln., Suite 100

Houston, Texas 77079

(713) 600-2600

PROSPECTUS

Spark Energy, Inc.

$200,000,000

Class A Common Stock

Preferred Stock

Depositary Shares

Warrants

11,339,563 Shares of

Class A Common Stock Offered

by the Selling Stockholders

We may from time to time, in one or more offerings, offer and sell:

•	Shares of Class A common stock

•	Shares of Preferred Stock

•	Depositary Shares; and

•	Warrants

The aggregate offering price of all securities sold by us under this prospectus will not exceed $200,000,000. Our Class A common stock is traded on the NASDAQ Global Select Market under the symbol “SPKE.” The last reported sale price of our Class A common stock on the NASDAQ Global Select Market on October 6, 2016 was $26.16.

The selling stockholders named in this prospectus may from time to time, in one or more offerings, offer and sell up to an aggregate of 11,339,563 shares of our Class A common stock. We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders.

We or the selling stockholders may offer and sell these securities from time to time in amounts, at prices and on terms to be determined by market conditions and other factors at the time of the offerings. We or the selling stockholders may offer and sell these securities through agents, through underwriters or dealers or directly to one or more purchasers, including existing stockholders. This prospectus provides you with a general description of the securities to be sold and the general manner in which we or the selling stockholders will offer the securities. The specific terms of any securities we or the selling stockholders offer will be included in a supplement to this prospectus to the extent required. Any prospectus supplement may also add, update or change information contained in this prospectus. Because the selling stockholders own a substantial amount of our equity interests and we are registering a substantial percentage of our Class A common stock through this prospectus, the selling stockholders will each be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to any Class A common stock offered by either of them pursuant to this prospectus, and any such offering would be deemed to be a primary offering by us.

Our principal executive offices are located at 12140 Wickchester, Suite 100, Houston, Texas, 77079 and our telephone number at that address is (713) 600-2600.

Investing in our securities involves a high degree of risk. You should read carefully and consider the risk factors described under “Risk Factors” included in our most recent Annual Report on Form 10-K, which is incorporated by reference herein, as may be updated by our periodic and current reports, and beginning on page 7 of this prospectus before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 20, 2016

You should rely only on the information we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any person to provide you with additional or different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the documents incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate price of $200,000,000. In addition, the selling stockholders may offer and sell from time to time up to an aggregate of 11,339,563 shares of our Class A common stock, par value $0.01 per share (the “Class A common stock”). Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of our Class A common stock by the selling stockholders.

This prospectus provides you with a general description of Spark Energy, Inc. and the securities that are registered hereunder that may be offered by us or the selling stockholders. Each time we or the selling stockholders sell any securities offered by this prospectus, we will, to the extent required, provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. Because the selling stockholders will each be deemed to be an “underwriter” under the Securities Act, each time such selling stockholder sells any Class A common stock offered by this prospectus, it will be required to provide you with this prospectus and any related prospectus supplement containing specific information about it and the terms of the Class A common stock being offered in the manner required by the Securities Act. Any prospectus supplement may also add to, update or change information contained in this prospectus. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

You should rely only on the information that we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus that we may authorize to be provided to you. Neither we nor the selling stockholders have authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus that we or the selling stockholders may authorize to be provided to you. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, any applicable prospectus supplement or any related free writing prospectus, or any sale of a security.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

Unless the context otherwise requires, references in this prospectus to “Spark Energy,” “we,” “our,” “us,” or the “company” refer to Spark Energy, Inc. and its subsidiaries. References to the “selling stockholders” refer collectively to Retailco, LLC (“Retailco”), NuDevco Retail, LLC (“NuDevco Retail”) and Retailco Acquisition Co., LLC (“Acquisition Co.”), each of which is indirectly wholly owned by W. Keith Maxwell III, the founder of our company. Retailco succeeded to the interest of NuDevco Retail Holdings, LLC (“NuDevco Retail Holdings”) in 10,612,500 shares of our Class B common stock and an equal number of Spark HoldCo, LLC (“Spark HoldCo”) units pursuant to a series of transfers which occurred in December 2015.

ABOUT SPARK ENERGY, INC.

Overview

We are a growing independent retail energy services company founded in 1999 that provides residential and commercial customers in competitive markets across the United States with an alternative choice for their natural gas and electricity. We purchase our natural gas and electricity supply from a variety of wholesale providers and bill our customers monthly for the delivery of natural gas and electricity based on their consumption at either a fixed or variable price. Natural gas and electricity are then distributed to our customers by local regulated utility companies through their existing infrastructure. As of June 30, 2016, we operated in 66 utility service territories across 16 states.

Our Corporate Structure

We were incorporated as a Delaware corporation in April 2014 for the purpose of facilitating an initial public offering (the “IPO”) of common equity and to become the sole managing member of Spark HoldCo. Spark HoldCo owns all of the outstanding membership interests in each of Spark Energy Gas, LLC, Spark Energy, LLC, Oasis Power Holdings, LLC, CenStar Energy Corp., Electricity Maine, LLC, Electricity N.H., LLC, Provider Power Mass, LLC, Major Energy Services, LLC, Major Energy Electric Services, LLC and Respond Power, LLC, the subsidiaries through which we operate. We are responsible for all operational, management and administrative decisions relating to Spark HoldCo’s business, and we consolidate the financial results of Spark HoldCo and its subsidiaries.

Under the Spark HoldCo LLC Agreement (as defined below), the selling stockholders generally have the right to exchange their Spark HoldCo units (together with an equal number of shares of our Class B common stock), for shares of our Class A common stock on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Exchange of Spark HoldCo Units and Class B Common Stock.”

See “Note 1. Formation and Organization—Organization” in the notes to condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 for additional information on our corporate structure.

Company Information

Our principal executive offices are located at 12140 Wickchester, Suite 100, Houston, Texas, 77079 and our telephone number at that address is (713) 600-2600. Our website address is www.sparkenergy.com. Information contained on our website does not constitute part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith file reports, proxy or information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The phone number is 1-800-732-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s web site is: http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the securities offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the SEC. In addition, the registration statement may be accessed at the SEC’s web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

In addition, our filings are available on our website at www.sparkenergy.com. Information on our website or any other website is not incorporated by reference in this prospectus and is not a part of this prospectus.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus or any supplement thereto is accurate as of any date other than the respective dates of those documents.

We incorporate by reference the documents listed below, any documents we may file pursuant to the Exchange Act after the date of the filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information furnished and not filed with the SEC, from the date of this prospectus until we have sold all of the securities to which this prospectus relates or each offering under this prospectus is otherwise terminated:

•	our Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 24, 2016, including information specifically incorporated by reference into such Annual Report on Form 10-K from our Proxy Statement for our 2016 Annual Meeting of Shareholders filed on April 13, 2016;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, filed on May 5, 2016 and August 11, 2016, respectively;

•	our Current Reports on Form 8-K or Form 8-K/A filed on April 4, 2016, May 27, 2016, June 3, 2016, June 15, 2016, June 24, 2016, August 1, 2016, August 24, 2016, and October 5, 2016 (in each case excluding any information furnished pursuant to Items 2.02 or 7.01); and

•	the description of our Class A common stock contained in our Form 8-A filed on July 22, 2014, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

You may request a copy of any document incorporated by reference in this prospectus, including the exhibits thereto, at no cost, by writing or telephoning us at the following address or telephone number:

Spark Energy, Inc.

Attention: Investor Relations

12140 Wickchester, Suite 100

Houston, Texas 77079

(713) 600-2600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act can be identified by the use of forward-looking terminology including “may,” “should,” “likely,” “will,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “project,” or other similar words. All statements, other than statements of historical fact included in this prospectus, regarding strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives and beliefs of management are forward-looking statements. Forward-looking statements appear in a number of places in this prospectus and may include statements about business strategy and prospects for growth, customer acquisition costs, ability to pay cash dividends, cash flow generation and liquidity, availability of terms of capital, competition and government regulation and general economic conditions. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurance that such expectations will prove correct.

The forward-looking statements in this prospectus are subject to risks and uncertainties. Important factors which could cause actual results to materially differ from those projected in the forward-looking statements include, but are not limited to:

•	changes in commodity prices;

•	extreme and unpredictable weather conditions;

•	the sufficiency of risk management and hedging policies;

•	customer concentration;

•	federal, state and local regulation;

•	key license retention;

•	increased regulatory scrutiny and compliance costs;

•	our ability to borrow funds and access credit markets;

•	restrictions in our debt agreements and collateral requirements;

•	credit risk with respect to suppliers and customers;

•	level of indebtedness;

•	changes in costs to acquire customers;

•	actual customer attrition rates;

•	actual bad debt expense in non-POR markets;

•	accuracy of internal billing systems;

•	our ability to successfully navigate entry into new markets;

•	whether our majority stockholder or its affiliates offers us acquisition opportunities on terms that are commercially acceptable to us;

•	our ability to successfully and efficiently integrate acquisitions into our operations;

•	competition; and

•	other factors discussed in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and in our other public filings and press releases.

You should review the risk factors and other factors noted throughout or incorporated by reference in this prospectus that could cause our actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements speak only as of the date of this prospectus. Unless required by law, we disclaim any obligation to publicly update or revise these statements whether as a result of new information, future events or otherwise. It is not possible for us to predict all risks, nor can we assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those included in our 2015 Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the sale of securities we are offering for general corporate purposes. This may include, among other things, additions to working capital, repayment or refinancing of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions and investment in existing and future projects. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement or free writing prospectus.

Unless otherwise set forth in a prospectus supplement, we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

EXCHANGE OF SPARK HOLDCO UNITS AND CLASS B COMMON STOCK

On August 1, 2014, we entered into a Second Amended and Restated Limited Liability Company Agreement of Spark HoldCo, LLC (the “Spark HoldCo LLC Agreement”) with NuDevco Retail and NuDevco Retail Holdings (predecessor-in-interest to Retailco) as holders of the Spark HoldCo units. See “About Spark Energy, Inc.—Our Corporate Structure.” Pursuant to and subject to the terms of the Spark HoldCo LLC Agreement, holders of Spark HoldCo units, at any time and from time to time, may exchange one or more Spark HoldCo units (together with an equal number of shares of our Class B common stock), for shares of our Class A common stock on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications or, at our or Spark HoldCo’s election, an equivalent amount of cash. See “Certain Contractual Arrangements with the Selling Stockholders—Spark HoldCo LLC Agreement.”

All of our Class B common stock is held by the selling stockholders. In connection with each exchange, we will acquire a number of Spark HoldCo units, and an equal number of shares of Class B common stock surrendered by the selling stockholders, and each share of our Class B common stock will be redeemed and cancelled by us. Thus, as the selling stockholders exchange Spark HoldCo units and Class B common stock for Class A common stock, our interest in Spark HoldCo will increase.

We and the selling stockholders will each generally bear our own expenses in connection with an exchange, except that, subject to a limited exception, we are required to pay any stamp taxes or other similar taxes in connection with the issuance of our Class A common stock upon an exchange.

SELLING STOCKHOLDERS

The selling stockholders may offer to sell from time to time in the future up to an aggregate of 11,339,563 shares of our Class A common stock, par value $0.01 per share, which amount includes 397,000 shares of Class A common stock that were previously issued upon exchange of Spark HoldCo units (together with an equal number of shares of our Class B common stock), and 10,942,563 shares of Class A common stock that may be issued in the future upon the exchange of Spark HoldCo units (together with an equal number of shares of our Class B common stock), as described above in “Exchange of Spark HoldCo Units and Class B Common Stock,” pursuant to the transactions described below.

We are registering the selling stockholders’ shares to satisfy registration rights that we have granted to the selling stockholders. See “Certain Contractual Arrangements with the Selling Stockholders—Registration Rights Agreement.”

Upon completion of the IPO on August 1, 2014: (i) the selling stockholders (or its predecessor-in-interest, in the case of Retailco) collectively owned 10,750,000 Spark HoldCo units, representing an approximate 78.18% interest in Spark HoldCo, and 10,750,000 shares of our Class B common stock, par value $0.01 per share (the “Class B common stock”) and (ii) we became the sole managing member of, and had a 21.82% equity interest in, Spark HoldCo.

On July 8, 2015, in connection with the closing of our acquisition of CenStar Energy Corp., we issued a $2.1 million convertible subordinated note (the “CenStar Note”) to Acquisition Co. The CenStar Note bears interest at an annual rate of 5%, payable semiannually. We have the option to pay-in-kind any interest on the CenStar Note. The CenStar Note is convertible into Class B common stock and related Spark HoldCo units at a conversion price of $16.57 per share. Under the original terms of the CenStar Note, the note matures on July 8, 2020, and Acquisition Co. cannot exercise any of its conversion rights for the first eighteen months that the CenStar Note is outstanding, or until December 8, 2016. On October 5, 2016, prior to the filing of this registration statement to which this prospectus forms a part, Acquisition Co. became irrevocably bound to convert the CenStar Note into shares of Class B common stock on January 8, 2017.

On July 31, 2015, in connection with the closing of our acquisition of Oasis Power Holdings, LLC, we issued a $5.0 million convertible subordinated note (the “Oasis Note”) to Acquisition Co., which note bears interest at an annual rate of 5%, payable semiannually. We have the option to pay-in-kind any interest on the Oasis Note. The Oasis Note is convertible into Class B common stock and related Spark HoldCo units at a conversion rate of $14.00 per share. Under the original terms of the Oasis Note, the note matures on July 31, 2020, and Acquisition Co. could not exercise any of its conversion rights for the first eighteen months that the Oasis Note is outstanding, or until December 31, 2016. On October 5, 2016, prior to the filing of this registration statement to which this prospectus forms a part, Acquisition Co. became irrevocably bound to convert the Oasis Note into shares of Class B common stock on January 31, 2017.

On August 14, 2015, we filed a registration statement (the “Prior Registration Statement”) relating to the resale by NuDevo Retail Holdings (a predecessor-in-interest to Retailco) and NuDevco Retail of 10,750,000 shares of Class A common stock that could be exchanged for the Class B common stock and Spark HoldCo units received in the IPO. Retailco succeeded to the interest of NuDevco Retail Holdings, LLC in 10,612,500 shares of our Class B common stock and an equal number of Spark HoldCo units pursuant to a series of transfers which occurred in December 2015. The Prior Registration Statement was declared effective on December 28, 2015. As of the date of this prospectus, Retailco has sold an aggregate of 2,828,000 shares of Class A common stock under the Prior Registration Statement.

On August 1, 2016, we issued 699,742 shares of Class B common stock (and Spark HoldCo issued a corresponding number of Spark HoldCo units) to Retailco for aggregate proceeds of $13,994,840 pursuant to an amended and restated subscription agreement, dated as of July 26, 2016 (the “Amended and Restated

Subscription Agreement”). The proceeds were used by us to acquire all of the outstanding membership interests in each of Electricity Maine, LLC, a Maine limited liability company; Electricity N.H., LLC, a Maine limited liability company; and Provider Power Mass, LLC, a Maine limited liability company.

On August 23, 2016, we issued 2,000,000 shares of Class B common stock (and Spark HoldCo issued a corresponding number of Spark HoldCo units) to Retailco in exchange for all of the outstanding membership interests in Major Energy Services LLC, a New York limited liability company, Major Energy Electric Services LLC, a New York limited liability company, and Respond Power LLC, a New York limited liability company (collectively, the “Major Energy Companies”). The acquisition of the Major Energy Companies was made pursuant to that certain membership interest purchase agreement (the “Major Energy Purchase Agreement”), dated May 3, 2016, by and among us, Spark HoldCo, Retailco and National Gas & Electric, LLC (“NG&E”). In addition, the Company and Spark HoldCo are obligated to issue up to an additional 200,000 shares of Class B common stock (and a corresponding number of Spark HoldCo units) to NG&E over the next three years in the form of earnout consideration under the Major Energy Purchase Agreement, depending upon the achievement of certain performance targets.

The selling stockholders are seeking to sell under this prospectus the shares of Class A common stock that have been or may be issued upon exchange of Class B common stock (together with an equal number of Spark HoldCo units), which were obtained or may be obtained in connection with the IPO (to the extent not sold under the Prior Registration Statement), the Amended and Restated Subscription Agreement, the Major Energy Purchase Agreement, the CenStar Note and the Oasis Note.

Because the selling stockholders own a substantial amount of our equity interests and we are registering a substantial percentage of our Class A common stock through this prospectus, the selling stockholders will each be deemed to be an “underwriter” within the meaning of the Securities Act with respect to any Class A common stock offered by either of them pursuant to this prospectus, and any such offering would be deemed to be a primary offering by us.

The following table sets forth information as of the date of this prospectus provided by the selling stockholders regarding the beneficial ownership of shares of our Class A common stock and the number of shares of our Class A common stock that may from time to time be offered or sold by them pursuant to this prospectus. The number of shares beneficially owned before the offering is based on the number of shares of our Class A common stock owned by the selling stockholders, assuming the exchange of all of their currently outstanding Spark HoldCo units (together with an equal number of shares of our Class B common stock) for an equivalent number of shares of our Class A common stock. The information regarding shares beneficially owned after the offering assumes the issuance to the selling stockholders of all Class A common stock that may be issued, the sale of all such shares that are offered by the selling stockholders and that the selling stockholders do not acquire any additional shares. Information in the table below with respect to beneficial ownership has been furnished by the selling stockholders.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. The selling stockholders may offer all, some or none of their shares of Class A common stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of Class A common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our Class A common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. As described in “Certain Contractual Arrangements with the Selling Stockholders—Spark HoldCo LLC Agreement” below, the selling stockholders, as holders of Spark HoldCo units, generally have the right to exchange such Spark HoldCo units (together with an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Assuming the exchange of 10,224,742 Spark HoldCo units, together with an equal number of shares of our Class B common stock, for an equivalent number of shares of our Class A common stock, as of the date of this prospectus, there would be 16,720,918 shares of our Class A common stock outstanding.

	Total Number of Shares of Class A Common Stock Beneficially Owned Prior to this Offering(1)	Maximum Number of Shares of Class A Common Stock Being Offered		Total Number of Shares of Class A Common Stock Beneficially Owned After this Offering
Name				Number	%
Retailco(2)	10,484,242	10,684,242	(3)	—	—
Acquisition Co.(2)	—	517,821	(4)	—	—
NuDevco Retail(2)	137,500	137,500		—	—

Total	10,621,742	11,339,563	(3)(4)	—	—

(1)	Includes 397,000 shares of Class A common stock that were previously issued upon exchange of Spark HoldCo units (together with an equal number of shares of our Class B common stock), and 10,224,742 shares of Class A common stock that may be issued in the future upon the exchange of Spark HoldCo units (together with an equal number of shares of our Class B common stock), as described above in “Exchange of Spark HoldCo Units and Class B Common Stock.”
(2)	W. Keith Maxwell III is the chairman of our board of directors and the sole member of TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), which is the sole member of Acquisition Co., Retailco and Electric Holdco, LLC (“Electric Holdco”), each a Texas limited liability company. Electric Holdco is the sole member of NuDevco Retail Holdings, which is the sole member of NuDevco Retail. W. Keith Maxwell III is the President and Chief Executive Officer of TxEx, Acquisition Co., Retailco and Electric Holdco, and the Chief Executive Officer of NuDevco Retail Holdings and NuDevco Retail. Accordingly, W. Keith Maxwell III exercises investment discretion and control over each selling stockholder.
(3)	Includes 200,000 shares of Class A common stock that may be issued upon exchange of 200,000 shares of Class B common stock (together with an equal number of Spark HoldCo units), which may be issued to Retailco as earnout consideration under the Major Energy Purchase Agreement.
(4)	Includes: (1) 134,731 shares of Class A common stock that may be issued upon exchange of 134,731 shares of Class B common stock (together with an equal number of Spark HoldCo units), to be issued to Acquisition Co. upon conversion of the CenStar Note, and (2) 383,090 shares of Class A common stock that may be issued upon exchange of 383,090 shares of Class B common stock (together with an equal number of Spark HoldCo units), to be issued to Acquisition Co. upon conversion of the Oasis Note.

We will pay all expenses of the registration of the shares of our Class A common stock to be offered by the selling stockholders under this prospectus including, without limitation, registration fees, qualification and filing fees and printing expenses, except that the selling stockholders will pay any underwriting discounts and selling commissions incurred by them in connection with such sales. We will indemnify the selling stockholders against liabilities, including liabilities under the Securities Act. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus.

CERTAIN CONTRACTUAL ARRANGEMENTS WITH THE SELLING STOCKHOLDERS

We have entered into several agreements to define and regulate the governance and control relationships among us and the selling stockholders and our respective affiliates. The following provides a summary of the material provisions of the agreements discussed. However, these summaries do not purport to be complete, and they are subject to, and qualified in their entirety by reference to, the complete text of the agreements which are included as exhibits to the registration statement of which this prospectus forms a part. You should carefully read each agreement discussed.

Registration Rights Agreement

On August 1, 2014, we entered into a registration rights agreement with NuDevco Retail and NuDevco Retail Holdings (a predecessor-in-interest to Retailco) to register for sale under the Securities Act shares of our Class A common stock delivered in exchange for Spark HoldCo units (together with an equal number of shares of our Class B common stock) in the circumstances described below. Retailco became a party to this agreement in connection with the transfer by NuDevco Retail Holdings of its 10,612,500 shares of our Class B common stock and a corresponding number of Spark HoldCo units to Retailco in December 2015, and Acquisition Co. is entitled to similar rights under the CenStar Note and Oasis Note. This agreement provides the selling stockholders, as holders of registrable securities under the agreement, with the right to require us, at our expense, to register shares of our Class A common stock held by them from time to time that are issuable upon exchange of Spark HoldCo units (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock (including, but not limited to, the Class A common stock issuable upon exchange of Class B common stock and Spark HoldCo units issued or issuable pursuant to the Amended and Restated Subscription Agreement and the Major Energy Purchase Agreement). We are including the selling stockholders’ shares of Class A common stock in this registration statement pursuant to our obligations under the registration rights agreement.

Demand Rights. Subject to certain limitations, the selling stockholders have the right, by delivering written notice to us, to require us to register the number of our shares of Class A common stock requested to be so registered in accordance with the registration rights agreement. Within 30 days of receipt of notice of a demand registration, we are required to give written notice to all other holders of registrable shares of Class A common stock. Subject to certain limitations as described below, we will use our commercially reasonable efforts to effect, as soon as commercially reasonable, the registration of all securities with respect to which we receive a written request.

Piggyback Rights. Subject to certain limitations, the selling stockholders are entitled to request to participate in, or “piggyback” on, registrations of any of our Class A common stock for sale by us in an underwritten offering.

Conditions and Limitations. The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters, as applicable, to limit the number of shares to be included in a registration statement and our right to delay, suspend or withdraw a registration statement under specified circumstances. For example, our board may defer any filing for up to six months if our board of directors determines that such disclosure would have a material adverse effect on us.

If requested by us or an underwriter, the selling stockholders will not be able to make any sale of our equity securities, except securities included in such registration, during a period commencing on the date beginning fourteen (14) days prior to the expected date of “pricing” of such offering and continuing for a period not to exceed 90 days beginning on the date of such final prospectus (or prospectus supplement if the offering is made pursuant to a shelf registration statement), or such shorter period as may be requested by an underwriter.

Expenses and Indemnification. In connection with any registration effected pursuant to the terms of the registration rights agreement, we are required to pay for all of the fees and expenses incurred in connection with such registration, including, without limitation, registration fees, qualification and filing fees and printing expenses. However, the underwriting discounts and selling commissions payable in respect of registrable securities included in any registration are to be paid by the persons including such registrable securities in any such registration on a pro rata basis. We have also agreed to indemnify the holders of registrable securities and each of their respective officers, directors, partners and agents, the underwriters, and each person who controls such holders or underwriters, against all losses, claims, damages and liabilities (joint or several) with respect to each registration effected pursuant to the registration rights agreement.

Spark HoldCo LLC Agreement

Under the Spark HoldCo LLC Agreement, the selling stockholders generally have the right to exchange their Spark HoldCo units (and a corresponding number of shares of our Class B common stock) for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each Spark HoldCo unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications (an “Exchange Right”). At our or Spark HoldCo’s option, Spark HoldCo may give the selling stockholders cash in an amount equal to the Cash Election Amount of the shares of Class A common stock instead. We are obligated to facilitate an exchange for shares of Class A common stock through a contribution of shares of Class A common stock to Spark HoldCo or, alternatively, we have the right to acquire the subject Spark HoldCo units and corresponding shares of Class B common stock from the selling stockholders by paying, at our option, either (x) the number of shares of Class A common stock the selling stockholders would have received in the proposed exchange or (y) cash in an amount equal to the Cash Election Amount of such shares of Class A common stock. “Cash Election Amount” means, with respect to the shares of Class A common stock to be delivered to the selling stockholders by Spark HoldCo pursuant to the Spark HoldCo LLC Agreement, (i) if our Class A common stock is then admitted to trading on a national securities exchange, the amount that would be received if the number of shares of Class A common stock to which the selling stockholders would otherwise be entitled were sold at a per share price equal to the trailing 30-day volume weighted average price of a share of Class A common stock on such exchange, or (ii) in the event shares of Class A common stock are not then admitted to trading on a national securities exchange, the value that would be obtained in an arm’s length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer and the seller, as determined by us. As the selling stockholders exchange their Spark HoldCo units, our membership interest in Spark HoldCo will be correspondingly increased, and the number of shares of Class B common stock held by the selling stockholders will be correspondingly reduced.

Under the Spark HoldCo LLC Agreement, we have the right to determine when distributions will be made to the holders of Spark HoldCo units and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the holders of Spark HoldCo units on a pro rata basis in accordance with their respective percentage ownership of Spark HoldCo units. The Spark HoldCo LLC Agreement provides, to the extent Spark HoldCo has available cash and is not prevented by restrictions in any of its credit agreements, for distributions pro rata to the holders of Spark HoldCo units such that we receive an amount of cash sufficient to fund the targeted quarterly dividend we intend to pay to holders of our Class A common stock and payments under the Tax Receivable Agreement described below.

The holders of Spark HoldCo units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Spark HoldCo and will be allocated their proportionate share of any taxable loss of Spark HoldCo. Net profits and net losses of Spark HoldCo generally will be allocated to holders of Spark HoldCo units on a pro rata basis in accordance with their respective percentage ownership of Spark HoldCo units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Spark HoldCo LLC Agreement provides, to the extent cash is available, for distributions pro rata to the holders of Spark HoldCo units such that we receive an amount of cash sufficient to cover the estimated taxes payable by us.

In addition, if the cumulative amount of U.S., federal, state or local taxes payable by us exceeds the amount of the tax distribution to us, Spark HoldCo will make advances to us in an amount necessary to enable us to fully pay these tax liabilities. Such advances will be repayable, without interest, solely from (i.e., by offset against) future distributions by Spark HoldCo to us.

The Spark HoldCo LLC Agreement provides that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Spark HoldCo, and Spark HoldCo shall issue to us one Spark HoldCo unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Spark HoldCo shall redeem, repurchase or otherwise acquire an equal number of Spark HoldCo units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Spark HoldCo will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Spark HoldCo will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Spark HoldCo, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to its members in proportion to the number of Spark HoldCo units owned by each of them.

The Spark HoldCo LLC Agreement also provides that Spark HoldCo will pay certain of our expenses attributable to our status as a public company. Such expenses include, but are not limited to, accounting and legal fees, independent director compensation, director and officer liability insurance expense, Sarbanes-Oxley compliance, transfer agent and registrar fees, tax return preparation, investor relations expense, SEC and NASDAQ compliance fees and the fees and expenses of other service providers that provide services to us in connection with our obligations as a publicly-traded company.

Retailco was admitted as a member of Spark HoldCo in connection with the transfer of the Class B common stock and related Spark HoldCo units to it in December 2015.

Tax Receivable Agreement

We entered into a tax receivable agreement with Spark HoldCo, NuDevco Retail, NuDevco Retail Holdings (a predecessor-in-interest to Retailco) and W. Keith Maxwell III on August 1, 2014 (the “Tax Receivable Agreement”). Retailco became a party to this agreement in connection with the transfer by NuDevco Retail Holdings of its 10,612,500 shares of our Class B common stock and a corresponding number of Spark HoldCo units to Retailco in December 2015. This agreement generally provides for the payment by us to the holders of rights under the Tax Receivable Agreement, which are, as of the date of this prospectus, the selling stockholders, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after our initial public offering as a result of (i) any tax basis increases resulting from the purchase by us of Spark HoldCo units from NuDevco Retail Holdings prior to or in connection with our initial public offering, (ii) any tax basis increases resulting from the exchange of Spark HoldCo units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of Spark HoldCo units for cash as described above) and (iii) any imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. The Company retains the benefit of the remaining 15% of these tax savings.

In certain circumstances, we may defer or partially defer any payment due (a “TRA Payment”) to the selling stockholders. No TRA Payment was made during 2014. We expect to meet the threshold coverage ratio required to fund the first payment to Retailco under the Tax Receivable Agreement during the four-quarter period ending September 30, 2016. As such, the initial payment of $1.4 million under the Tax Receivable Agreement due in late 2016 was recorded as a current liability in our condensed consolidated balance sheet at June 30, 2016. Any future TRA Payments due with respect to a given taxable year are expected to be paid in December of the subsequent calendar year.

During the five-year period commencing October 1, 2014, the Company will defer all or a portion of any TRA Payment owed pursuant to the Tax Receivable Agreement to the extent that Spark HoldCo does not generate sufficient Cash Available for Distribution (as defined below) during the four-quarter period ending September 30th of the applicable year in which the TRA Payment is to be made in an amount that equals or exceeds 130% (the “TRA Coverage Ratio”) of the Total Distributions (as defined below) paid in such four-quarter period by Spark HoldCo. For purposes of computing the TRA Coverage Ratio:

•	“Cash Available for Distribution” is generally defined as the adjusted EBITDA of Spark HoldCo for the applicable period, less (i) cash interest paid by Spark HoldCo, (ii) capital expenditures of Spark HoldCo (exclusive of customer acquisition costs) and (iii) any taxes payable by Spark HoldCo; and

•	“Total Distributions” are defined as the aggregate distributions necessary to cause us to receive distributions of cash equal to (i) the targeted quarterly distribution we intend to pay to holders of our Class A common stock payable during the applicable four-quarter period, plus (ii) the estimated taxes payable by us during such four-quarter period, plus (iii) the expected TRA Payment payable during the calendar year for which the TRA Coverage Ratio is being tested.

In the event that the TRA Coverage Ratio is not satisfied in any calendar year, we will defer all or a portion of the TRA Payment to the selling stockholders under the Tax Receivable Agreement to the extent necessary to permit Spark HoldCo to satisfy the TRA Coverage Ratio (and Spark HoldCo is not required to make and will not make the pro rata distributions to its members with respect to the deferred portion of the TRA Payment). If the TRA Coverage Ratio is satisfied in any calendar year, we will pay the selling stockholders the full amount of the TRA Payment.

Following the five-year deferral period, we will be obligated to pay any outstanding deferred TRA Payments (x) to the extent such deferred TRA Payments do not exceed (i) the lesser of our proportionate share of aggregate Cash Available for Distribution of Spark HoldCo during the five-year deferral period or the cash distributions actually received by the Company during the five-year deferral period, reduced by (ii) the sum of (a) the aggregate target quarterly dividends (which, for the purposes of the Tax Receivable Agreement, will be $0.3625 per share per quarter) during the five-year deferral period, (b) our estimated taxes during the five-year deferral period, and (c) all prior TRA Payments and (y) if with respect to the quarterly period during which the deferred TRA Payment is otherwise paid or payable, Spark HoldCo has or reasonably determines it will have amounts necessary to cause us to receive distributions of cash equal to the target quarterly distribution payable during that quarterly period. Any portion of the deferred TRA Payments not payable due to these limitations will no longer be payable.

Transaction Agreement II

On July 30, 2014, in connection with the IPO, we entered into the Transaction Agreement II with Spark HoldCo, NuDevco Retail and NuDevco Retail Holdings and various other parties, providing for, among other things: (a) the adoption and filing of the amended and restated certificate of incorporation of Spark Energy dated August 1, 2014 (our “certificate of incorporation”) and the cancellation of our previously issued and outstanding capital; (b) the issuance by us of 10,750,000 shares of Class B common stock to Spark HoldCo; (c) the distribution by Spark HoldCo of 10,612,500 shares of Class B common stock to NuDevco Retail Holdings and 137,500 shares of Class B common stock to NuDevco Retail and (d) the execution and delivery of the Spark HoldCo LLC Agreement. NuDevco Retail Holdings transferred its 10,612,500 shares of our Class B common stock and a corresponding number of Spark HoldCo units to Retailco in December 2015.

Master Service Agreement

On December 15, 2015, Spark HoldCo entered into a Master Service Agreement (the “Agreement”) with Retailco Services, LLC, a wholly owned subsidiary of W. Keith Maxwell III (“Servco”), and NuDevco Retail. The Agreement became effective on January 1, 2016, is for a one-year term and renews automatically for successive one-year terms unless the Agreement is terminated.

Servco provides operational support services (the “Services”) to Spark HoldCo under the Agreement, including: enrollment and renewal transaction services; customer billing and transaction services; electronic payment processing services; customer services and information technology infrastructure and application support services.

Spark HoldCo pays Servco a monthly fee consisting of a monthly fixed fee plus a variable fee per customer per month depending on market complexity. Fees are fixed for the first six months of the Agreement, and thereafter the parties will meet quarterly to adjust fees and service levels based on changes in assumptions. The Agreement provides that Servco will perform the Services in accordance with specified service levels (the “Service Levels”), and in the event Servco fails to meet the Service Levels, Spark HoldCo will receive a credit against invoices or a cash payment (the “Penalty Payment”). The amount of the Penalty Payment is initially limited to $138,000 monthly, but adjusts annually based upon the amount of fees charged by Servco for Services over the prior year. Furthermore, in the event that the Service Levels are not satisfied and Spark HoldCo suffers damages in excess of $500,000 as a result of such failure, Servco will make a payment (the “Damage Payment”) to Spark HoldCo for the amount of the damages (less the amount of any Penalty Payments also due). The Agreement provides that in no event may the Penalty Payments and Damage Payments exceed $2,500,000 in any twelve-month period. NuDevco Retail has entered into the Agreement for the limited purpose of guarantying up to $2,000,000 of any payment that Servco may be required to make under the Agreement.

In connection with the Agreement, certain of Spark HoldCo’s employees who previously provided Services similar to those to be provided under the Agreement became employees of Servco, and certain contracts, assets, and intellectual property were assigned to Servco. In addition, in order to facilitate the Services, Spark HoldCo granted Servco a non-transferable, non-exclusive, royalty-free, revocable and non-sub-licensable license to use certain of its intellectual property.

Either Spark HoldCo or Servco is permitted to terminate the Agreement: (a) upon thirty (30) days prior written notice for convenience and without cause; (b) upon a material breach and written notice to the breaching party when the breach has not been cured thirty (30) days after such notice; (c) upon written notice if Servco is unable for any reason to resume performance of the services within sixty (60) days following the occurrence of an event of force majeure; and (d) upon certain events of insolvency, assignment for the benefit of creditors, cessation of business, or filings of petitions for bankruptcy or insolvency proceedings by the other party. In the event the Agreement is terminated for any reason, Servco will provide certain transition services to Spark HoldCo following the termination, not to exceed six months at the then current fee amounts.

Servco and Spark HoldCo have agreed to indemnify each other from: (a) willful misconduct or negligence of the other; (b) bodily injury or death of any person or damage to real and/or tangible personal property caused by the acts or omission of the other; (c) any breach of any representation, warranty, covenant or other obligation of the other party under the Agreement, and (d) other standard matters. Subject to certain exceptions (including indemnification obligations, the obligations to pay fees and the Penalty Payments), each parties’ liability is limited to $2,500,000 of direct damages.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consisted of 120,000,000 shares of Class A common stock, par value $0.01 per share, of which 6,496,176 shares were issued and outstanding, and 60,000,000 shares of Class B common stock, par value $0.01 per share, of which 10,224,742 shares were issued and outstanding, and 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding.

The following summary of our capital stock, our certificate of incorporation and the amended and restated bylaws of Spark Energy dated August 1, 2014 (our “bylaws”) does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

The selling stockholders may from time to time offer shares of our Class A common stock for resale in one or more offerings.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders, except that, to the fullest extent permitted by law, holders of shares of Class A common stock will have no voting power with respect to amendments to our certificate of incorporation that relate solely to the terms of preferred stock if the holders of the affected series are entitled to vote thereon. The holders of Class A common stock do not have cumulative voting rights in the election of directors. Except as otherwise provided by applicable law, the rules and regulations of any stock exchange applicable to us, our certificate of incorporation or our bylaws, in all matters other than the election of directors and certain non-binding advisory votes, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders, except that, to the fullest extent permitted by law, holders of shares of Class B common stock will have no voting power with respect to amendments to our certificate of incorporation that relate solely to the terms of preferred stock if the holders of the affected series are entitled to vote thereon. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class B common stock do not have cumulative voting rights in the election of directors. Except as otherwise provided by applicable law, the rules and regulations of any stock exchange applicable to us, our certificate of incorporation or our bylaws, in all matters other than the election of directors and certain non-binding advisory votes, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Spark Energy.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 20,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware law. In our certificate of incorporation, we have elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) regulating corporate takeovers until the date on which W. Keith Maxwell III no longer beneficially owns in the aggregate more than fifteen percent of the outstanding Class A common stock and Class B common stock. On and after such date, we will be subject to the provisions of Section 203 of the DGCL.

In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NASDAQ Global Select Market, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Certificate of Incorporation and Bylaws. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, our certificate of incorporation and bylaws:

•	provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Our staggered board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies in our board, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Class A common stock and Class B common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting);

•	provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Class A common stock and Class B common stock, special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, special meetings may also be called by our Secretary at the request of holders of record of fifty percent of the outstanding Class A common stock and Class B common stock);

•	provide that our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our outstanding stock entitled to vote thereon;

•	provide that our bylaws can be amended by the board of directors;

•	establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting; and

•	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, NuDevco Partners, LLC, NuDevco Partners Holdings, LLC and W. Keith Maxwell III, or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors who are presented business opportunities in their capacity as our directors or officers) and that they have no obligation to offer us those investments or opportunities.

Choice of Forum

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.

Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	or acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “SPKE.”

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares representing fractional interests in our preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the preferred stock related to the depositary shares, we will deposit the preferred stock with the relevant preferred stock depositary and will cause the preferred stock depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange redemption and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our Class A common stock, preferred stock or any combination of the foregoing securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

•	the number of securities purchasable upon exercise of the warrants and the price at which such securities may be purchased upon exercise of the warrants;

•	the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

•	the United States federal income tax consequences applicable to the warrants;

•	the amount of the warrants outstanding as of the most recent practicable date; and

•	any other terms of the warrants.

Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of securities at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of securities, including the right to receive payments of any dividends on the securities purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

The securities offered by us pursuant to this prospectus and any accompanying prospectus supplement may be sold in and outside the United States in the following ways: (1) directly to one or more purchasers; (2) through agents; (3) through underwriters, brokers or dealers; or (4) through a combination of any of these methods or any other method permitted pursuant to applicable law.

The selling stockholders may sell the securities pursuant to this prospectus and any accompanying prospectus supplement in and outside the United States through (1) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transactions; (2) purchases by a broker-dealer as principal and resale by that broker-dealer for its own account; (3) ordinary brokerage transactions in which the broker solicits purchasers; (4) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise; (5) direct sales in privately negotiated transactions; or (6) a combination of any of the above methods or any other method permitted pursuant to applicable law.

To the extent required, the prospectus supplement relating to any offering will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities and the public offering price;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation; any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price, at prevailing market prices at the time of the sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

Because the selling stockholders will each be deemed to be an “underwriter” under the Securities Act, each time such selling stockholder sells any Class A common stock offered by this prospectus, it will be required to provide you with this prospectus and any related prospectus supplement containing specific information about it and the terms of the Class A common stock being offered in the manner required by the Securities Act.

The selling stockholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales.

Sale Through Underwriters or Dealers

If underwriters are used in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in any prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If dealers are used in the sale of securities, we or the selling stockholders will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The prospectus supplement will include the names of the dealers and the terms of the transaction.

We or the selling stockholders may offer securities covered by this prospectus into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers, and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto. To the extent we or the selling stockholders make sales through one or more underwriters or agents in at-the-market offerings, it will be pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement with underwriters or agents. If we or the selling stockholders engage in at-the-market sales pursuant to any such agreement, we or the selling stockholders will issue and sell securities through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we or the selling stockholders may sell securities on a daily basis in exchange transactions or otherwise agreed with the underwriters or agents. The agreement will provide that any securities sold will be sold at prices related to the then-prevailing market prices. Therefore, exact figures regarding proceeds or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we or the selling stockholders also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our securities. The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement.

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “SPKE.”

Direct Sales and Sales Through Agents

We or the selling stockholders may sell the securities directly. In that event, no underwriters or agents would be involved. We or the selling stockholders may also sell the securities through agents we designate from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities, and describe any commissions payable by us to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We or the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We or the selling stockholders will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Arrangements

If the prospectus supplement indicates, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Derivative Transactions, Hedging and Pledging

In addition, we or the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives or other transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, amending, if necessary, the list of selling stockholders to include the transferee or other successors in interest as selling stockholder under this prospectus. Those third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions may be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment to this prospectus or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

The selling stockholder also may transfer or donate the securities in a gift, distribution or other non-sale related transfer, in which case the transferees, donees, pledgees or other successors in interest will be the beneficial owners for purposes of this prospectus. If any of the securities offered for sale pursuant to this prospectus are sold other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.

Remarketing Arrangements

Offered securities also may be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms or otherwise, by one or more remarketing firms, acting as principals for their own accounts, as agents for us or as agents for the selling stockholders. Any remarketing firm will be identified and the terms of its agreements, if any, with us or the selling stockholders, and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters within the meaning of the Securities Act in connection with the securities remarketed.

Other Sales

In addition, we or the selling stockholders may from time to time sell securities in compliance with Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus. In such event, we or the selling stockholders may be required by the securities laws of certain states to offer and sell the securities only through registered or licensed brokers or dealers.

Market Making, Stabilization and Other Transactions

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.

The securities (other than Class A common stock) offered by this prospectus and any prospectus supplement, when first issued, will have no established trading market. Any underwriters or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any such securities.

We or the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or the selling stockholders in the ordinary course of their businesses.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Fishman Haygood, L.L.P., our outside legal counsel. Any underwriter or agent will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated and combined financial statements of Spark Energy, Inc. and subsidiaries as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of Major Energy Services, LLC and Associated Entities included on Exhibit 99.1 of Spark Energy Inc.’s Current Report on Form 8-K filed on June 15, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                Shares

Spark Energy, Inc.

8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable

Perpetual Preferred Stock

(Liquidation Preference $25.00 per share)

Prospectus Supplement

Joint-Bookrunning Managers

B. Riley FBR	Janney Montgomery Scott	BB&T Capital Markets	Ladenburg Thalmann

Co-Managers

Boenning & Scattergood	Incapital	National Securities Corporation	U.S. Capital Advisors

January 23, 2018.